Interim Financial Information
Individual and Consolidated
(A free translation of the original in Portuguese)

September 30, 2023

Interim Financial Information, Individual and Consolidated | September 30, 2023

Índex

2

Interim Financial Information, Individual and Consolidated | September 30, 2023

Breakdown of the Capital by Owner (Not reviewed)	95

INDEPENDENT AUDITORS’ REPORT ON REVIEW INTERIM FINANCIAL INFORMATION	96

Opinion of the Audit and Integrity Committee	97

Statement of Executive Board on the Interim Financial Information and Independent Auditor’s Report	98

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Interim Financial Information, Individual and Consolidated | September 30, 2023

Statements of Financial Position

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	09.30.23	12.31.22	09.30.23	12.31.22	LIABILITIES	Note	09.30.23	12.31.22	09.30.23	12.31.22
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	5,770,897	3,984,071	10,964,859	8,130,929	Loans and borrowings	15	4,398,618	3,379,835	4,675,557	3,879,874
Marketable securities	5	400,734	364,543	445,494	418,373	Trade accounts payable	16	11,969,026	12,605,606	13,244,346	14,128,765
Trade receivables	6	6,457,309	6,022,298	4,125,610	4,187,756	Lease liability	17	764,494	521,544	887,340	676,864
Notes receivable	6	72,401	27,351	72,401	27,351	Payroll, related charges and employee profit sharing		919,330	679,097	980,726	720,799
Inventories	7	5,750,603	6,107,041	8,034,812	8,660,891	Taxes payable		213,309	268,666	517,497	522,846
Biological assets	8	2,528,961	3,003,258	2,681,431	3,151,551	Derivative financial instruments	23	220,437	78,276	222,583	82,468
Recoverable taxes	9	1,207,183	1,016,949	1,537,630	1,402,868	Provision for tax, civil and labor risks	20	715,967	863,313	719,296	867,294
Derivative financial instruments	23	136,347	120,865	142,623	120,865	Employee benefits	19	49,445	49,445	62,883	64,367
Prepaid expenses		206,604	84,680	271,260	109,716	Customer advances		8,468	5,825	313,811	75,832
Advances		70,243	60,707	150,437	187,342	Advances from related parties	29	6,497,277	8,655,905	-	-
Restricted cash		-	-	13,433	-	Other current liabilities		208,180	904,298	570,269	1,278,830
Assets held for sale		-	-	5,876	21,909
Other current assets		73,132	64,608	89,512	84,795
Total current assets		22,674,414	20,856,371	28,535,378	26,504,346	Total current liabilities		25,964,551	28,011,810	22,194,308	22,297,939

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	15,392,171	17,007,023	17,653,254	19,637,126
Marketable securities	5	14,952	15,505	338,897	406,402	Trade accounts payable	16	5,900	7,459	5,900	7,459
Trade receivables	6	6,023	5,059	6,022	5,307	Lease liability	17	2,512,422	2,105,419	2,679,694	2,368,070
Notes receivable	6	1,938	11,092	1,938	11,092	Taxes payable		90,662	96,666	93,308	97,735
Recoverable taxes	9	4,743,642	5,155,061	4,763,494	5,171,844	Provision for tax, civil and labor risks	20	463,953	505,863	504,470	548,243
Deferred income taxes	10	2,009,123	2,476,334	2,092,172	2,566,461	Deferred income taxes	10	-	-	47,761	111,463
Judicial deposits	11	418,035	441,751	428,307	450,676	Liabilities with related parties	29	51,867	49,367	-	-
Biological assets	8	1,574,386	1,558,349	1,639,755	1,649,133	Employee benefits	19	319,941	297,175	437,494	456,945
Derivative financial instruments	23	226,547	10,283	226,547	10,283	Derivative financial instruments	23	3,006	174,699	3,006	174,699
Restricted cash		30,132	27,515	70,431	89,717	Other non-current liabilities		311,067	261,138	703,950	331,899
Other non-current assets		152,603	158,216	157,419	162,628
Total long-term receivables		9,177,381	9,859,165	9,724,982	10,523,543	Total non-current liabilities		19,150,989	20,504,809	22,128,837	23,733,639

						EQUITY	21
						Capital		13,363,411	12,835,915	13,363,411	12,835,915
						Capital reserves		7,138,476	2,338,476	7,138,476	2,338,476
						Other equity transactions		(74,695)	(77,825)	(74,695)	(77,825)
Investments	12	11,067,582	13,270,368	100,193	101,064	Accumulated losses		(5,143,014)	(2,363,073)	(5,143,014)	(2,363,073)
Property, plant and equipment	13	13,079,070	12,548,338	14,631,389	14,290,884	Treasury shares		(96,145)	(109,727)	(96,145)	(109,727)
Intangible assets	14	3,238,932	3,252,385	6,261,967	6,434,610	Other comprehensive loss		(1,066,194)	(1,353,758)	(1,066,194)	(1,353,758)
						Attributable to controlling shareholders		14,121,839	11,270,008	14,121,839	11,270,008
						Non-controlling interests		-	-	808,925	552,861
Total non-current assets		36,562,965	38,930,256	30,718,531	31,350,101	Total equity		14,121,839	11,270,008	14,930,764	11,822,869
TOTAL ASSETS		59,237,379	59,786,627	59,253,909	57,854,447	TOTAL LIABILITIES AND EQUITY		59,237,379	59,786,627	59,253,909	57,854,447

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | September 30, 2023

Statements of Income (Loss)

		Parent company				Consolidated
			2023		2022		2023		2022
	Note	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep
CONTINUING OPERATIONS
NET SALES	25	12,244,942	35,532,958	12,150,323	33,484,167	13,806,206	39,189,146	14,056,041	39,036,395
Cost of sales	28	(9,643,139)	(28,883,005)	(10,085,627)	(29,098,084)	(11,324,122)	(33,548,113)	(11,458,083)	(33,342,576)
GROSS PROFIT		2,601,803	6,649,953	2,064,696	4,386,083	2,482,084	5,641,033	2,597,958	5,693,819
OPERATING INCOME (EXPENSES)
Selling expenses	28	(1,631,054)	(4,772,201)	(1,703,302)	(4,419,090)	(1,869,205)	(5,377,484)	(1,860,132)	(5,013,091)
General and administrative expenses	28	(112,425)	(310,779)	(125,404)	(328,901)	(178,739)	(497,990)	(197,172)	(518,120)
Impairment loss on trade receivables	6	(9,940)	(17,332)	(2,286)	(7,274)	(24,309)	(32,841)	(4,311)	(7,801)
Other operating income (expenses), net	26	19,675	154,321	22,147	9,368	42,188	179,539	26,481	21,267
Income from associates and joint ventures	12	(98,620)	(2,264,087)	640,186	(4,360)	283	(599)	564	644
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		769,439	(560,125)	896,037	(364,174)	452,302	(88,342)	563,388	176,718
Financial income		225,425	534,208	366,714	722,052	358,243	772,462	405,797	803,302
Financial expenses		(1,027,683)	(3,238,504)	(968,833)	(2,655,907)	(1,028,761)	(3,192,925)	(999,568)	(2,696,581)
Foreign exchange and monetary variations		(323,602)	347,418	(407,792)	203,845	(3,157)	(212,615)	(88,598)	(173,425)
FINANCIAL INCOME (EXPENSES), NET	27	(1,125,860)	(2,356,878)	(1,009,911)	(1,730,010)	(673,675)	(2,633,078)	(682,369)	(2,066,704)
LOSS BEFORE TAXES		(356,421)	(2,917,003)	(113,874)	(2,094,184)	(221,373)	(2,721,420)	(118,981)	(1,889,986)
Income taxes	10	(30,593)	137,062	(8,696)	(109,045)	(41,014)	98,132	(17,804)	(244,377)
LOSS FROM CONTINUING OPERATIONS		(387,014)	(2,779,941)	(122,570)	(2,203,229)	(262,387)	(2,623,288)	(136,785)	(2,134,363)

LOSS FROM DISCONTINUED OPERATIONS		-	-	-	(50,948)	-	-	-	(50,948)
LOSS FOR THE PERIOD		(387,014)	(2,779,941)	(122,570)	(2,254,177)	(262,387)	(2,623,288)	(136,785)	(2,185,311)

Net Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(387,014)	(2,779,941)	(122,570)	(2,203,229)	(387,014)	(2,779,941)	(122,570)	(2,203,229)
Non-controlling interest		-	-	-	-	124,627	156,653	(14,215)	68,866
		(387,014)	(2,779,941)	(122,570)	(2,203,229)	(262,387)	(2,623,288)	(136,785)	(2,134,363)

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		-	-	-	(50,948)	-	-	-	(50,948)
Non-controlling interest		-	-	-	-	-	-	-	-
		-	-	-	(50,948)	-	-	-	(50,948)

LOSS PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic						1,599,535,188	1,252,578,457	1,078,022,206	1,043,977,330
Loss per share - basic	22					(0.24)	(2.22)	(0.11)	(2.11)
Weighted average shares outstanding - diluted						1,599,535,188	1,252,578,457	1,078,022,206	1,043,977,330
Loss per share - diluted	22					(0.24)	(2.22)	(0.11)	(2.11)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic						1,599,535,188	1,252,578,457	1,078,022,206	1,043,977,330
Loss per share - basic	22					-	-	-	(0.05)
Weighted average shares outstanding - diluted						1,599,535,188	1,252,578,457	1,078,022,206	1,043,977,330
Loss per share - diluted	22					-	-	-	(0.05)

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

5

Interim Financial Information, Individual and Consolidated | September 30, 2023

Statements of Comprehensive Income (Loss)

		Parent company				Consolidated
			2023		2022		2023		2022
	Note	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Loss for the period		(387,014)	(2,779,941)	(122,570)	(2,254,177)	(262,387)	(2,623,288)	(136,785)	(2,185,311)
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		75,720	(115,991)	(47,388)	8,003	118,683	(207,763)	(68,302)	43,545
Gain (loss) on net investment hedge		(49,222)	103,587	(38,187)	52,856	(49,222)	103,587	(38,187)	52,856
Cash flow hedges – effective portion of changes in fair value	23	81,598	(15,275)	(14,499)	(71,240)	81,619	(14,520)	(14,076)	(70,941)
Cash flow hedges – reclassified to profit or loss	23	(90,789)	300,292	36,079	285,250	(90,789)	300,292	36,079	285,250
Items that are or may be reclassified subsequently to profit or loss		17,307	272,613	(63,995)	274,869	60,291	181,596	(84,486)	310,710
Actuarial gains on pension and post-employment plans	19	2,481	14,951	3,615	18,211	2,481	17,696	3,422	23,654
Items that will not be reclassified to profit or loss		2,481	14,951	3,615	18,211	2,481	17,696	3,422	23,654
Comprehensive income (loss) for the period		(367,226)	(2,492,377)	(182,950)	(1,961,097)	(199,615)	(2,423,996)	(217,849)	(1,850,947)
Attributable to
Controlling shareholders		(367,226)	(2,492,377)	(182,950)	(1,961,097)	(367,226)	(2,492,377)	(182,950)	(1,961,097)
Non-controlling interest		-	-	-	-	167,611	68,381	(34,899)	110,150
		(367,226)	(2,492,377)	(182,950)	(1,961,097)	(199,615)	(2,423,996)	(217,849)	(1,850,947)

Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | September 30, 2023

Statements of Changes in Equity

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on cash flow hedge (1)	Actuarial gains (losses)	Accumulated losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Restatement by hyperinflation	-	-		-	-	-	-	216,193	216,193	135,260	351,453
Comprehensive income (loss) (1)
Gains on foreign currency translation of foreign operations	-	-	-	-	49,240	-	-	-	49,240	47,283	96,523
Gains on net investment hedge	-	-	-	-	87,929	-	-	-	87,929	-	87,929
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	276,515	-	-	276,515	(933)	275,582
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	61,293	-	61,293	(16,568)	44,725
Income (loss) for the year	-	-	-	-	-	-	-	(3,166,403)	(3,166,403)	24,777	(3,141,626)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	137,169	276,515	61,293	(3,166,403)	(2,691,426)	54,559	(2,636,867)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(16,009)	16,009	-	-	-
Capital increase through issuance of shares	500,000	4,900,000		-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(124,556)	-		-	-	-	-	-	(124,556)	-	(124,556)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(49)	(49)
Compensation of accumulated losses with capital reserve	-	(2,703,358)		-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	(10,294)	17,559	-	-	-	-	7,265	-	7,265
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
Comprehensive income (loss) (1)
Loss on foreign currency translation of foreign operations	-	-	-	-	(115,991)	-	-	-	(115,991)	(91,772)	(207,763)
Gain on net investment hedge	-	-	-	-	103,587	-	-	-	103,587	-	103,587
Unrealized gains in cash flow hedge	-	-	-	-	-	285,017	-	-	285,017	755	285,772
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	14,951	-	14,951	2,745	17,696
Income (loss) for the period	-	-	-	-	-	-	-	(2,779,941)	(2,779,941)	156,653	(2,623,288)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(12,404)	285,017	14,951	(2,779,941)	(2,492,377)	68,381	(2,423,996)
Capital increase through issuance of shares (note 21.1)	600,000	4,800,000	-	-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares (note 21.1)	(72,504)	-	-	-	-	-	-	-	(72,504)	-	(72,504)
Capital increase in subsidiaries	-	-	-	-	-	-	-	-	-	187,777	187,777
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(94)	(94)
Share-based payments	-	-	3,130	13,582	-	-	-	-	16,712	-	16,712
BALANCES AT SEPTEMBER 30, 2023	13,363,411	7,138,476	(74,695)	(96,145)	(1,037,301)	(22,372)	(6,521)	(5,143,014)	14,121,839	808,925	14,930,764
(1)	All changes in other comprehensive income are presented net of taxes.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

7

Interim Financial Information, Individual and Consolidated | September 30, 2023

Statements of Cash Flows

	Parent company		Consolidated
	2023	2022	2023	2022
	Jan - sep	Jan - sep	Jan - sep	Jan - sep
CASH FLOWS FROM OPERATING ACTIVITIES
Loss from continuing operations	(2,779,941)	(2,203,229)	(2,623,288)	(2,134,363)
Adjustments for:
Depreciation and amortization	1,062,753	1,021,099	1,347,368	1,306,096
Depreciation and depletion of biological assets	986,159	835,396	1,008,030	888,633
Result on disposal of property, plant and equipments and investment	(124,048)	16,700	(141,658)	16,687
Write-down of inventories to net realizable value	(21,955)	137,973	(920)	24,722
Provision for tax, civil and labor risks	197,973	264,752	196,237	266,900
Income from investments under the equity method	2,264,087	4,360	599	(644)
Financial results, net	2,356,878	1,730,010	2,633,078	2,066,704
Tax recoveries and gains in tax lawsuits	(641)	(32,030)	(701)	(35,854)
Deferred income tax	(130,651)	118,552	(172,822)	95,725
Gratuities for the employees	60,484	115,778	70,921	109,648
Other provisions	21,824	224	36,875	731
	3,892,922	2,009,585	2,353,719	2,604,985
Changes in assets and liabilities:
Trade accounts and notes receivables	(351,096)	1,255,961	36,945	(33,094)
Inventories	378,393	261,053	571,265	(354,996)
Biological assets - current	474,297	(15,322)	444,657	(116,643)
Trade accounts payable	(1,812,569)	(811,177)	(2,232,778)	(590,572)
Cash generated by operating activities	2,581,947	2,700,100	1,173,808	1,509,680

Redemptions (investments) in securities at FVTPL (1)	-	24,870	10,733	(16,434)
Interest received	209,088	222,362	303,964	223,397
Dividends and interest on shareholders' equity received	422	-	(851)	-
Payment of tax, civil and labor provisions	(339,644)	(219,545)	(339,588)	(216,833)
Derivative financial instruments	(21,634)	(1,368,566)	(343,245)	(1,321,802)
Other operating assets and liabilities (2)	(1,828,421)	(3,523,160)	1,470,957	417,481
Net cash provided by (used in) operating activities	601,758	(2,163,939)	2,275,778	595,489

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (additions) on investments in securities at amortized cost	-	-	(70,176)	46,443
Redemption of restricted cash	-	(2,074)	12,851	(2,074)
Additions to property, plant and equipment	(562,486)	(1,012,309)	(629,013)	(1,140,103)
Additions to biological assets - non-current	(1,015,542)	(954,581)	(1,099,245)	(1,022,979)
Proceeds from disposals of property, plant, equipments and investment	164,049	16,347	164,049	16,347
Additions to intangible assets	(139,946)	(171,302)	(144,270)	(183,270)
Business combination, net of cash	-	-	-	(158,348)
Capital increase in affiliates	(580)	(92,690)	(579)	(92,690)
Capital increase in subsidiaries	-	(452,508)	187,777	-
Net cash used in investing activities	(1,554,505)	(2,669,117)	(1,578,606)	(2,536,674)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	1,643,025	2,357,061	3,239,430	2,724,353
Repayment of debt	(2,137,007)	(2,837,519)	(4,007,696)	(3,142,578)
Payment of interest	(1,178,478)	(1,108,944)	(1,362,820)	(1,285,982)
Payment of interest derivatives - fair value hedge	(512,345)	(143,979)	(512,345)	(143,979)
Capital increase through issuance of shares	5,327,496	5,276,051	5,327,496	5,276,051
Payment of lease liabilities	(410,767)	(345,452)	(546,187)	(479,685)
Net cash provided by financing activities	2,731,924	3,197,218	2,137,878	2,948,180

Effect of exchange rate variation on cash and cash equivalents	7,649	(64,529)	(1,120)	(200,091)
Net increase (decrease) in cash and cash equivalents	1,786,826	(1,700,367)	2,833,930	806,904
Balance at the beginning of the period	3,984,071	4,633,816	8,130,929	7,528,820
Balance at the end of the period	5,770,897	2,933,449	10,964,859	8,335,724

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent Company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(2,117,184) for the period ended September 30, 2023 (R$(4,206,635) in the same period of the previous year).

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

8

Interim Financial Information, Individual and Consolidated | September 30, 2023

Statements of Value Added

	Parent company		Consolidated
	2023	2022	2023	2022
	Jan - sep	Jan - sep	Jan - sep	Jan - sep
1 - REVENUES	39,353,845	37,901,243	43,297,294	43,797,422
Sales of goods and products	38,661,920	36,894,918	42,549,372	42,696,053
Other income	153,738	11,766	178,956	23,665
Revenue related to construction of own assets	555,519	1,001,833	601,807	1,085,505
Expected credit losses	(17,332)	(7,274)	(32,841)	(7,801)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(27,677,281)	(28,399,285)	(32,078,119)	(32,398,347)
Costs of goods sold	(23,513,359)	(24,057,507)	(27,658,823)	(27,816,017)
Materials, energy, third parties services and other	(4,185,877)	(4,307,989)	(4,414,804)	(4,555,332)
Reversal for inventories losses	21,955	(33,789)	(4,492)	(26,998)
3 - GROSS ADDED VALUE (1-2)	11,676,564	9,501,958	11,219,175	11,399,075
4 - DEPRECIATION AND AMORTIZATION	(2,048,912)	(1,856,495)	(2,355,398)	(2,194,729)
5 - NET ADDED VALUE (3-4)	9,627,652	7,645,463	8,863,777	9,204,346

6 - VALUE ADDED RECEIVED THROUGH TRANSFER	(1,729,296)	716,468	772,446	802,722
Income from associates and joint ventures	(2,264,087)	(4,360)	(599)	644
Financial income	534,208	722,052	772,462	803,302
Others	583	(1,224)	583	(1,224)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	7,898,356	8,361,931	9,636,223	10,007,068

8 - DISTRIBUTION OF ADDED VALUE	7,898,356	8,361,931	9,636,223	10,007,068
Payroll	4,234,264	4,024,708	4,901,486	4,659,858
Salaries	2,990,141	2,824,102	3,561,110	3,333,321
Benefits	1,021,206	993,425	1,093,871	1,098,134
Government severance indemnity fund for employees	222,917	207,181	246,505	228,403
Taxes, Fees and Contributions	3,374,638	3,865,903	3,711,187	4,305,993
Federal	1,122,837	1,639,905	1,282,652	1,889,736
State	2,212,214	2,188,076	2,381,870	2,372,570
Municipal	39,587	37,922	46,665	43,687
Capital Remuneration from Third Parties	3,069,395	2,674,549	3,646,838	3,175,580
Interests, including exchange variation	2,933,436	2,518,132	3,453,091	2,942,418
Rents	135,959	156,417	193,747	233,162
Interest on Own-Capital	(2,779,941)	(2,203,229)	(2,623,288)	(2,134,363)
Loss for the period from continuing operations	(2,779,941)	(2,203,229)	(2,779,941)	(2,203,229)
Non-controlling interest	-	-	156,653	68,866

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | September 30, 2023

3Q23 RESULTS

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Interim Financial Information, Individual and Consolidated | September 30, 2023
1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

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Interim Financial Information, Individual and Consolidated | September 30, 2023

1.1.	Equity Interest
				% equity interest
Entity		Main activity	Country (1)	09.30.23	12.31.22	Equity interest
BRF GmbH		Holding	Austria	100.00	100.00	Direct
BRF Arabia Holding Company	(h)	Holding	Saudi Arabia	70.00	-	Indirect
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00	Indirect
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00	Indirect
TBQ Foods GmbH		Holding	Austria	60.00	60.00	Indirect
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71	Indirect
Banvit Enerji ve Elektrik Üretim Ltd. Sti.		Generation and commercialization of electric energy	Turkey	100.00	100.00	Indirect
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00	Indirect
Banvit ME FZE	(d)	Marketing and logistics services	UAE	-	100.00	Indirect
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	100.00	100.00	Indirect
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00	Indirect
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00	Indirect
BRF Global GmbH		Holding and trading	Austria	100.00	100.00	Indirect
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00	Indirect
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00	Indirect
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00	Indirect
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00	Indirect
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00	Indirect
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00	Indirect
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	100.00	100.00	Indirect
Eclipse Latam Holdings		Holding	Spain	100.00	100.00	Indirect
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00	Indirect
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00	Indirect
Sadia Chile S.A.		Import, export and commercialization of products	Chile	100.00	100.00	Indirect
Wellax Food Logistics C.P.A.S.U. Lda.	(g)	Import, commercialization of products and administrative services	Portugal	-	100.00	Indirect
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00	Indirect
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	100.00	100.00	Indirect
Badi Ltd.		Holding	UAE	100.00	100.00	Indirect
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00	Indirect
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00	Indirect
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00	Indirect
One Foods Malaysia SDN. BHD.	(a)	Marketing and logistics services	Malaysia	100.00	100.00	Indiretc
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00	Indirect
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00	Indirect
Establecimiento Levino Zaccardi y Cia. S.A.	(f)	Industrialization and commercialization of dairy products	Argentina	-	100.00	Indirect
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00	Direct
BRF Pet S.A.	(e)	Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00	Direct
Hercosul Alimentos Ltda.	(e)	Manufacturing and sale of animal feed	Brazil	100.00	100.00	Indirect
Hercosul Distribuição Ltda.	(e)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00	Indirect
Hercosul International S.R.L.	(e)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	99.00	99.00	Indirect
Hercosul Soluções em Transportes Ltda.	(e)	Road freight	Brazil	100.00	100.00	Indirect
Mogiana Alimentos S.A.	(e)	Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00	Indirect
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	50.00	Affiliate
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33	Affiliate
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	100.00	100.00	Indirect
Sadia Alimentos S.A.		Holding	Argentina	100.00	100.00	Indirect
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00	Direct
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00	Direct
BRF Investimentos Ltda.		Holding, management of companies and assets	Brazil	100.00	100.00	Indirect
(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. (note 12).
(d)	On March 21, 2023, the subsidiary Banvit ME FZE was dissolved.
(e)	The competitive process for the possible sale of these companies, which began on February 28, 2023, was closed on November 13, 2023, with the option of keeping these entities in operation and, therefore, no impact was recorded.
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Interim Financial Information, Individual and Consolidated | September 30, 2023
(f)	On July 7, 2023, the subsidiary Establecimiento Levino Zaccardi y Cia. S.A. was dissolved.
(g)	On July 21, 2023, the subsidiary Wellax Food Logistics C.P.A.S.U. Lda. was dissolved.
(h)	On September 28, 2023 the Company, through its wholly-owned subsidiary BRF GmbH, contributed the initial equity of BRF Arabia Holding Company, a company in the process of establishment. The contribution in the amount of R$625,922, was accompanied proportionally by the other partner (holder of 30% of the entity's capital), is a condition for the company's establishment process to continue.

On October 5, 2023 the company BRF UK Foods Ltd. was incorporated, located in England, being 100% direct subsidiary of BRF S.A.

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table above were consolidated.

1.2.	Leniency Agreement

On December 28, 2022, BRF has entered into a Leniency Agreement with the Brazilian authorities – Controladoria Geral da União (“CGU”) and the Advocacia Geral da União (“AGU”) (as note 1.3 of financial statements of the year ended on December 31, 2022), in which it assumed the commitment to pay the amount of R$583,977. That amount, updated according the agreement, was settled in June 30, 2023, as follows: (i) 70% with tax losses in the amount of R$435,128; (ii) 30% with PIS and COFINS and IRPJ tax credits in the amount of R$186,483.

1.3.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2023 occurred between, March 22, 2023 and April 21, 2023.

2.	Basis of Preparation and Presentation of Interim Financial Information

The Parent Company’s and Consolidated interim financial information (“interim financial information”) were prepared in accordance with the CPC 21 (R1) – Interim Financial Statements and the IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) as well as with the standards issued by the Brazilian Securities and Exchange Commission. All the relevant information applicable to the interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

The interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

40

Interim Financial Information, Individual and Consolidated | September 30, 2023

Any judgments, estimates and assumptions are reviewed at each reporting period.

The interim financial information were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)              derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)             shared-based payments and employee benefits measured at fair value;

(iii)            biological assets measured at fair value; and

(iv)            assets held for sale in instances where the fair value is lower than historical cost.

The Company prepared financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	Summary of Significant Accounting Policies

The interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2022 (note 3), on a uniform basis for all group entities. Except for the income taxes, which were measured according to CPC 21 / IAS 34 by applying the estimated annual effective tax rate to the Income (Loss) Before Taxes for the interim period.

The Company has subsidiaries in Argentina and in Turkey, which are considered a hyperinflationary economy. For the Turkish subsidiary the price index used for the period ended September 30, 2023 was 49.9%, and the inflation adjustment affected the Income (Loss) before financial results and income taxes in R$8,654 (R$(152,720) in the same period of the previous year), and we recognized a revenue that impacted the Financial Result in the amount of R$ R$246,573 (R$335,906 in the same period of the previous year) and the Loss from continuing operations in the amount of R$278,749 (R$164,190 in the same period of the previous year).

For the subsidiary in Argentina the price index used for the period ended September 30, 2023 was 124.4%, and the inflation adjustment affected the inflation adjustment impacted the Income (Loss) before financial results and income taxes in the amount of R$914 (R$(165) in the same period of the previous year), the Financial Result in the amount of R$(9,069) (R$(3,185) in the same period of the previous year) and the Loss from continuing operations in the amount of R$(7,805) (R$5,395) in the same period of the previous year).

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Interim Financial Information, Individual and Consolidated | September 30, 2023

4.	Cash and Cash Equivalents
	Average rate (1)	Parent company		Consolidated
		09.30.23	12.31.22	09.30.23	12.31.22
Cash and bank accounts
Brazilian Reais	-	92,298	139,928	101,195	154,399
Saudi Riyal		-	-	987,754	307,440
U.S. Dollar	-	283	539	491,881	946,999
Euro	-	954	141	111,032	93,321
Turkish Lira	-	-	-	77,924	83,339
Other currencies	-	282	116	220,315	279,579
		93,817	140,724	1,990,101	1,865,077
Cash equivalents
In Brazilian Reais
Investment funds	12.65%	3,414	3,492	3,414	3,492
Bank deposit certificates	12.88%	5,657,832	3,675,037	6,156,967	3,754,202
		5,661,246	3,678,529	6,160,381	3,757,694
In U.S. Dollar
Term deposit	5.72%	-	154,025	2,692,353	2,469,028
Overnight	5.20%	15,834	10,793	73,314	12,720
Other currencies
Term deposit (2)		-	-	48,710	26,410
		15,834	164,818	2,814,377	2,508,158
		5,770,897	3,984,071	10,964,859	8,130,929
(1)	Weighted average annual rate.
(2)	Amounts are substantially denominated in Turkish Lira (TRY) at a weighted average annual rate of 37.00% and in Dirhan (AED) at a weighted average annual rate of 5.00%.
5.	Marketable Securities
42

Interim Financial Information, Individual and Consolidated | September 30, 2023
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		09.30.23	12.31.22	09.30.23	12.31.22
Fair value through other comprehensive income
Equity securities (3)	-	USD	-	-	-	11,183	11,752
Fair value through profit and loss
Financial treasury bills	1.04	R$	13.31%	400,734	364,543	400,734	364,543
Investment funds - FIDC BRF	1.09	R$	-	14,952	15,505	14,952	15,505
Repurchase agreement	0.06	R$	12.03%	-	-	44,740	53,809
Other	0.08	R$ / ARS	-	-	-	20	21
				415,686	380,048	460,446	433,878
Amortized cost
Sovereign bonds and other (4)	2.48	AOA		-	-	312,762	379,145
				415,686	380,048	784,391	824,775
Current				400,734	364,543	445,494	418,373
Non-current (5)				14,952	15,505	338,897	406,402

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$19,919 (R$15,231 on December 31, 2022). Amounts are substantially denominated in Angolan kwanza (AOA) and correspond to Time Deposit and Bond at a weighted average annual rate of 10.15% and 16.50% respectively. They also include marketable securities indexed to the U.S. Dollar at a weighted average annual rate of 6.33% and Bonds in U.S. Dollar at a weighted average annual rate of 5.90%.
(5)	Maturity until March of 2026.

On September 30, 2023, the amount of R$49,925 (R$92,857 on December 31, 2022) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

6.	Trade Accounts and Notes Receivable
43

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Parent company		Consolidated
	09.30.23	12.31.22	09.30.23	12.31.22
Trade accounts receivable
Domestic market
Third parties	1,077,327	1,357,535	1,206,015	1,473,921
Related parties	14,828	42,162	7,170	11,566
Foreign market
Third parties	707,157	556,882	3,529,322	3,315,772
Related parties	5,236,374	4,651,972	21,827	20,789
	7,035,686	6,608,551	4,764,334	4,822,048
( - ) Adjustment to present value	(18,068)	(22,866)	(23,715)	(24,818)
( - ) Expected credit losses	(554,286)	(558,328)	(608,987)	(604,167)
	6,463,332	6,027,357	4,131,632	4,193,063
Current	6,457,309	6,022,298	4,125,610	4,187,756
Non-current	6,023	5,059	6,022	5,307

Notes receivable	94,174	54,472	94,174	54,472
( - ) Adjustment to present value	(4,282)	(386)	(4,282)	(386)
( - ) Expected credit losses	(15,553)	(15,643)	(15,553)	(15,643)
	74,339	38,443	74,339	38,443
Current	72,401	27,351	72,401	27,351
Non-current (1)	1,938	11,092	1,938	11,092
(1)	Weighted average maturity of 1.39 year.

The Company has insurance for trade accounts receivable from exports in the amount of R$1,062,958.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On September 30, 2023, FIDC BRF had an outstanding balance of R$557,004 (R$947,488 on December 31, 2022) related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

On September 30, 2023, other receivables are mainly represented by receivables from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

Parent company		Consolidated
	09.30.23	09.30.23
Beginning balance	(558,328)	(604,167)
(Additions) Reversals	(17,332)	(32,841)
Write-offs	3,817	6,177
Exchange rate variation	17,557	21,844
Ending balance	(554,286)	(608,987)

The aging of trade accounts receivable is as follows:

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Interim Financial Information, Individual and Consolidated | September 30, 2023
	Parent company		Consolidated
	09.30.23	12.31.22	09.30.23	12.31.22
Not overdue	6,385,706	6,027,068	3,878,194	4,045,146
Overdue
01 to 60 days	92,592	11,774	260,093	125,082
61 to 90 days	7,385	2,364	10,177	7,629
91 to 120 days	2,980	1,291	7,545	17,084
121 to 180 days	3,377	6,976	7,531	18,536
181 to 360 days	10,629	7,678	21,363	17,902
More than 360 days	533,017	551,400	579,431	590,669
( - ) Adjustment to present value	(18,068)	(22,866)	(23,715)	(24,818)
( - ) Expected credit losses	(554,286)	(558,328)	(608,987)	(604,167)
	6,463,332	6,027,357	4,131,632	4,193,063
7.	Inventories
	Parent company		Consolidated
	09.30.23	12.31.22	09.30.23	12.31.22
Finished goods	2,685,610	2,753,055	4,562,893	4,885,465
Work in progress	333,886	396,083	379,757	435,018
Raw materials	1,818,054	1,863,819	2,012,006	2,086,963
Packaging materials	127,105	130,797	176,891	181,193
Secondary materials	576,495	658,953	624,031	705,692
Supplies	150,309	164,963	223,362	230,092
Imports in transit	132,823	229,886	133,334	230,133
Other	80,869	111,242	80,848	111,648
(-) Adjustment to present value (1)	(154,548)	(201,757)	(158,310)	(205,313)
	5,750,603	6,107,041	8,034,812	8,660,891
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of estimated losses for realizable value of inventories accrual, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
				09.30.23
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(62,269)	(64,584)	(5,299)	(132,152)
Additions	(337,603)	(82,026)	(4,325)	(423,954)
Reversals	322,762	-	-	322,762
Write-offs	-	119,127	4,020	123,147
Ending balance	(77,110)	(27,483)	(5,604)	(110,197)
45

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Consolidated
				09.30.23
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(66,671)	(73,694)	(9,944)	(150,309)
Additions	(439,995)	(98,242)	(5,951)	(544,188)
Reversals	402,428	-	-	402,428
Write-offs	-	135,962	6,718	142,680
Monetary correction by Hyperinflation	(1)	(2,172)	(461)	(2,634)
Exchange rate variation	(2,641)	(17)	(120)	(2,778)
Ending balance	(106,880)	(38,163)	(9,758)	(154,801)
8.	Biological Assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
				09.30.23
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	3,003,258	1,211,187	347,162	1,558,349
Additions/Transfer	19,635,960	507,141	48,422	555,563
Changes in fair value (1)	1,874,234	(273,940)	-	(273,940)
Harvest	-	-	(40,558)	(40,558)
Write-off	-	-	(15,756)	(15,756)
Transfer between current and non-current	209,272	(209,272)	-	(209,272)
Transfer to inventories	(22,193,763)	-	-	-
Ending balance	2,528,961	1,235,116	339,270	1,574,386

	Consolidated
				09.30.23
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	3,151,551	1,301,971	347,162	1,649,133
Additions/Transfer	21,115,163	539,992	48,422	588,414
Changes in fair value (1)	2,121,680	(238,705)	-	(238,705)
Harvest	-	-	(40,558)	(40,558)
Write-off	-	-	(15,756)	(15,756)
Transfer between current and non-current	215,529	(215,529)	-	(215,529)
Transfer to inventories	(23,897,029)	-	-	-
Exchange variation	(55,527)	(32,610)	-	(32,610)
Monetary correction by Hyperinflation	30,064	(54,634)	-	(54,634)
Ending balance	2,681,431	1,300,485	339,270	1,639,755
(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$986,159 in the Parent Company and R$1,008,030 in the Consolidated (R$835,396 in the Parent Company and R$888,633 in the Consolidated in the same period of the previous year).

The estimated quantities of live animals on September 30, 2023 are 165,495 thousand head of poultry and 4,736 thousand head of pork at the Parent Company (192,700 thousand head of poultry and 4,885 thousand head of pork on December 31, 2022). In the Consolidated, there are 187,729 thousand heads of poultry and 4,736 thousand heads of pork (213,491 thousand heads of poultry and 4,885 thousand heads of pork on December 31, 2022).

46

Interim Financial Information, Individual and Consolidated | September 30, 2023

The Company has forests pledged as collateral for financing and tax and civil contingencies on September 30, 2023 in the amount of R$72,003 in the Parent Company and in the Consolidated (R$59,388 in the Parent Company and in the Consolidated on December 31, 2022).

9.    Recoverable Taxes

	Parent company		Consolidated
	09.30.23	12.31.22	09.30.23	12.31.22
Recoverable ICMS and VAT	1,985,537	1,937,175	2,234,887	2,219,457
Recoverable PIS and COFINS	2,295,167	2,569,574	2,306,141	2,588,574
Recoverable IPI	1,076,171	1,014,643	1,077,908	1,016,373
Recoverable INSS	363,194	366,224	363,206	366,236
Recoverable income taxes	301,535	335,034	389,054	434,392
Other recoverable taxes	87,622	106,532	88,602	107,583
(-) Impairment	(158,401)	(157,172)	(158,674)	(157,903)
	5,950,825	6,172,010	6,301,124	6,574,712

Current	1,207,183	1,016,949	1,537,630	1,402,868
Non-current	4,743,642	5,155,061	4,763,494	5,171,844
9.1.	ICMS – Tax on Movement of Goods and Services and VAT – Value Added Taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

9.2.	PIS and COFINS – Social Integration Plan and Contribution for Social Security
47

Interim Financial Information, Individual and Consolidated | September 30, 2023

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if necessary, through refund or reimbursement requests.

As of September 30, 2023, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$1,868,053 (R$2,091,340 as of December 31, 2022). The amount of R$321,156 related do these credits was offset against other federal taxes for the nine-month period ended September 30, 2023 (R$307,979 in the same period of the previous year). Additionally, the amount of R$81,334 was used to settle the Leniency Agreement (note 1.2).

9.3.	IPI – Industrialized Product Tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the Parent Company and Consolidated on September 30, 2023 is R$1,092,494 (R$1,030,940 for the year ended December 31, 2022), of which R$1,070,237 (R$1,008,683 for the year ended December 31, 2022) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,257 (R$22,257 for the year ended December 31, 2022).

9.4.	Income Taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable. Additionally, the amount of R$105,149 was used to settle the Leniency Agreement (note 1.2).

9.5.	Realization of Brazilian Federal Tax Credits

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and other in the amount of R$1,048,724 in the Parent Company and Consolidated for the nine-month period ended September 30, 2023 (R$699,519 in the Parent Company and Consolidated in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

48

Interim Financial Information, Individual and Consolidated | September 30, 2023

10.	Deferred Income Taxes
10.1.	Breakdown
	Parent company		Consolidated
	09.30.23	12.31.22	09.30.23	12.31.22
Assets
Tax losses carryforward	2,450,979	2,770,926	2,484,740	2,800,162
Negative calculation basis (social contribution)	882,352	997,533	894,506	1,008,058

Temporary differences - Assets
Provisions for tax, civil and labor risks	370,714	417,613	372,952	420,470
Expected credit losses	176,015	178,815	180,012	183,504
Impairment on tax credits	53,518	57,083	53,518	57,083
Provision for other obligations	90,050	129,821	105,002	146,652
Write-down to net realizable value of inventories	37,467	44,932	42,703	48,744
Employees' benefits plan	125,591	117,851	136,402	138,451
Lease basis difference	171,503	132,841	178,346	132,841
Other temporary differences	17,050	14,924	32,393	31,930
	4,375,239	4,862,339	4,480,574	4,967,895

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(323,005)	(337,144)	(323,005)
Depreciation (useful life) basis difference	(833,738)	(926,094)	(849,322)	(947,303)
Business combination (1)	(975,378)	(987,477)	(975,378)	(1,003,955)
Monetary correction by Hyperinflation	-	-	(28,751)	(85,997)
Unrealized gains on derivatives, net	(141,696)	(75,046)	(141,696)	(73,998)
Unrealized fair value gains, net	(81,528)	(71,086)	(82,885)	(71,617)
Other temporary differences	(10,771)	(3,297)	(20,987)	(7,022)
	(2,366,116)	(2,386,005)	(2,436,163)	(2,512,897)

Total deferred taxes	2,009,123	2,476,334	2,044,411	2,454,998

Total Assets	2,009,123	2,476,334	2,092,172	2,566,461
Total Liabilities	-	-	(47,761)	(111,463)
	2,009,123	2,476,334	2,044,411	2,454,998
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.
49

Interim Financial Information, Individual and Consolidated | September 30, 2023

.

The Parent Company has tax losses of Income Tax (IRPJ) and negative bases Contributions on the Net Profit (CSLL) in Brazil, which at current tax rates represent R$6,908,951 on September 30, 2023 (R$7,131,786 on December 31, 2022). Within this amount, R$3,333,331 on September 30, 2023 and (R$3,768,459 on December 31, 2022) are recognized as an asset, according to the recoverability expectation.

The roll-forward of deferred income taxes, net, is set forth below:

Parent company		Consolidated
	09.30.23	09.30.23
Beginning balance	2,476,334	2,454,998
Deferred income taxes recognized in income	130,651	172,822
Deferred income taxes recognized in other comprehensive income	(131,455)	(131,455)
Deferred income and social contribution taxes used in the Leniency Agreement (1)	(435,128)	(435,128)
Other	(31,279)	(16,826)
Ending balance	2,009,123	2,044,411

(1)	In June 2023, the Company used deferred taxes on tax losses in the amount of R$435,128 to settle the debt resulting from the Leniency Agreement entered into with the Federal Government (note 1.2).
10.2.	Effective income tax rate reconciliation
	Parent company				Consolidated
	2023		2022		2023		2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set

Loss before taxes - continued operations	(356,421)	(2,917,003)	(113,874)	(2,094,184)	(221,373)	(2,721,420)	(118,981)	(1,889,986)
Nominal tax rate	34%	34%	34%	34%	34%	34%	34%	34%
Benefit at nominal rate	121,183	991,781	38,717	712,023	75,267	925,283	40,454	642,595
Adjustments to income taxes
Income from associates and joint ventures	(33,529)	(769,787)	217,664	(1,482)	96	(204)	-	-
Difference of tax rates on results of foreign subsidiaries	-	-	-	-	(17,071)	(523,522)	338,352	643,533
Difference of functional currency of foreign subsidiaries	-	-	-	-	20,679	(214,880)	(131,809)	(710,973)
Deferred tax assets not recognized (1)	(218,280)	(222,039)	(314,836)	(954,256)	(220,053)	(225,747)	(314,836)	(954,256)
Interest on taxes	18,892	63,822	19,695	64,316	18,926	63,917	19,754	64,418
Share-based payment	(5,281)	(13,308)	(3,255)	(13,289)	(5,281)	(13,308)	(3,255)	(13,289)
Penalties	232	(774)	(1,133)	(2,780)	232	(774)	(1,133)	(2,780)
Investment grant	38,216	82,088	36,108	80,683	38,216	82,088	36,108	80,683
Other permanent differences	47,974	5,279	(1,656)	5,740	47,975	5,279	(1,439)	5,692
	(30,593)	137,062	(8,696)	(109,045)	(41,014)	98,132	(17,804)	(244,377)

Effective rate	-8.6%	4.7%	-7.6%	-5.2%	-18.5%	3.6%	3.9%	-12.9%

Current tax	5,725	6,411	9,122	9,507	(64,446)	(74,690)	(10,187)	(148,652)
Deferred tax	(36,318)	130,651	(17,818)	(118,552)	23,432	172,822	(7,617)	(95,725)

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the Parent Company and in the Consolidated, due to limited capacity of realization.

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

50

Interim Financial Information, Individual and Consolidated | September 30, 2023

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.      Judicial Deposits

The rollforward of the judicial deposits is set forth below:

	Parent company
				09.30.23
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	188,431	193,350	59,970	441,751
Additions	6,108	54,427	3,122	63,657
Release in favor of the Company	(12,798)	(24,237)	(582)	(37,617)
Release in favor of the counterparty	(4,382)	(61,699)	(2,854)	(68,935)
Interest	10,985	6,211	1,983	19,179
Ending balance	188,344	168,052	61,639	418,035

	Consolidated
				09.30.23
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	191,161	194,906	64,609	450,676
Additions	6,206	55,050	3,123	64,379
Release in favor of the Company	(12,798)	(24,237)	(582)	(37,617)
Release in favor of the counterparty	(4,417)	(61,723)	(2,853)	(68,993)
Interest	11,227	6,238	2,414	19,879
Exchange rate variation	-	(17)	-	(17)
Ending balance	191,379	170,217	66,711	428,307
12.	Investments
12.1.	Composition and rollforward the investments
51

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Parent company		Consolidated
	09.30.23	12.31.22	09.30.23	12.31.22
Investments	11,066,999	13,269,785	99,610	100,481
Investment in subsidiaries	10,967,389	13,169,304	-	-
Investment in affiliates	99,610	100,481	99,610	100,481
Other investments	583	583	583	583
	11,067,582	13,270,368	100,193	101,064
52

Interim Financial Information, Individual and Consolidated | September 30, 2023

The rollforward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

	Subsidiaries												Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	PSA Labor. Veter. Ltda	Hercosul International S.R.L.	Sadia Alimentos S.A.	Proud Food Lda	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	Potengi Holdings S.A. (1)	PR-SAD Adm. Bem próprio S.A.	Total
															09.30.23
a) Participation as of September 30, 2023
% of participation	100.00%	100.00%	0.00%	100.00%	99.99%	1.00%	43.10%	10.00%	100.00%	60.00%	0.01%	100.00%	50.00%	33.33%
Total quantity of shares and quotas	7,176,530	1,897,145	-	2,087,898,669	5,563,850	200,000	594,576,682	150,000	2,352,881,073	3,027,987,368	10,000	14,249,459	184,199,688	2,826,940
Quantity of shares and quotas held	7,176,530	1,897,145	-	2,087,898,669	5,563,849	2,000	256,253,695	15,000	2,352,881,073	1,816,792,421	1	14,249,459	92,090,655	942,313
													-
b) Information as of September 30, 2023
Share capital	7,177	6,523	-	1,323,088	5,564	94,080	338,054	3	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	(251)	9,599,402	-	1,265,464	9,184	70,962	3,693	5,244	88,690	(114,947)	(1,665)	1,420	-	-
Fair value of assets and liabilities acquired	-	-	-	-	-	120	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	284	-	-	-	-	-	-	-	-
Income (loss) for the period	(759)	(2,217,166)	(36)	(8,377)	518	11,058	1,674	1,394	(4,752)	(55,466)	(1,575)	82	-	-

c) Movements of investments
Beginning balance (12.31.22)	508	11,785,221	58	1,276,539	8,667	1,038	2,134	721	91,907	-	-	2,511	93,167	7,314	13,269,785
Result Movements
Income (loss)	(759)	(2,217,166)	39	(8,377)	518	102	(2,245)	139	(4,707)	(31,114)	-	82	(599)	-	(2,264,087)
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	-	-	-	(1,209)	(851)	-	(2,060)
Capital movements
Capital increase (reduction)	-	-	-	-	-	-	-	-	-	-	-	-	-	579	579
Encerramento de participação societária			(97)												(97)
Goodwill movements
Exchange rate variation on goodwill	-	-	-	-	-	(12)	-	-	-	-	-	-	-	-	(12)
Other
Other comprehensive income	-	31,345	-	(2,698)	-	(14)	1,703	(336)	1,490	3,110	-	36	-	-	34,636
Constitution (reversal) of provision for loss	251	-	-	-	-	-	-	-	-	28,004	-	-	-	-	28,255
Ending balance (09.30.23)	-	9,599,400	-	1,265,464	9,185	1,114	1,592	524	88,690	-	-	1,420	91,717	7,893	11,066,999

(1)	Economic participation of 24%.

On September 30, 2023, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

53

Interim Financial Information, Individual and Consolidated | September 30, 2023
13.	Property, Plant and Equipment

The rollforward of property, which include right-of-use assets balances (note 17.1), plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.22	Additions	Disposals	Transfers (2)	09.30.23
Cost
Land		562,476	9,159	(14,062)	655	558,228
Buildings, facilities and improvements		11,588,488	715,312	(663,927)	350,928	11,990,801
Machinery and equipment		8,778,379	219,379	(107,122)	657,330	9,547,966
Furniture and fixtures		129,479	385	(1,687)	4,261	132,438
Vehicles		246,604	126,416	(131,310)	228	241,938
Construction in progress		958,198	555,519	(8,242)	(1,018,946)	486,529
Advances to suppliers		1,426	3,101	-	(4,459)	68
		22,265,050	1,629,271	(926,350)	(10,003)	22,957,968

Depreciation
Land (3)	5.00%	(25,058)	(4,564)	10,000	-	(19,622)
Buildings, facilities and improvements	2.58%	(4,733,193)	(506,548)	523,550	-	(4,716,191)
Machinery and equipment	5.27%	(4,721,154)	(322,388)	81,075	-	(4,962,467)
Furniture and fixtures	5.01%	(60,703)	(5,360)	994	-	(65,069)
Vehicles	13.59%	(176,604)	(66,505)	127,560	-	(115,549)
		(9,716,712)	(905,365)	743,179	-	(9,878,898)
		12,548,338	723,906	(183,171)	(10,003)	13,079,070
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$10,003 to intangible assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$2,409 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 17.1).

54

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	09.30.23
Cost
Land		751,551	9,159	(14,061)	25,746	655	(30,985)	742,065
Buildings, facilities and improvements		12,620,828	729,508	(721,378)	157,084	411,867	(97,586)	13,100,323
Machinery and equipment		9,730,038	234,598	(109,152)	238,862	739,085	(181,161)	10,652,270
Furniture and fixtures		187,609	486	(1,975)	40,322	29,114	(19,680)	235,876
Vehicles		627,672	129,166	(192,373)	4,193	228	(19,416)	549,470
Construction in progress		1,095,143	601,807	(8,238)	14,369	(1,147,956)	(22,121)	533,004
Advances to suppliers		31,886	17,858	(4)	-	(43,933)	(2,345)	3,462
		25,044,727	1,722,582	(1,047,181)	480,576	(10,940)	(373,294)	25,816,470

Depreciation
Land (3)	5.00%	(44,434)	(8,474)	10,000	407	-	799	(41,702)
Buildings, facilities and improvements	2.75%	(5,130,376)	(574,405)	579,963	(62,179)	-	27,426	(5,159,571)
Machinery and equipment	5.57%	(5,121,757)	(367,583)	83,282	(208,126)	-	62,759	(5,551,425)
Furniture and fixtures	6.71%	(90,543)	(7,600)	1,248	(24,868)	-	7,029	(114,734)
Vehicles	14.74%	(366,733)	(142,357)	188,189	(8,795)	-	12,047	(317,649)
		(10,753,843)	(1,100,419)	862,682	(303,561)	-	110,060	(11,185,081)
		14,290,884	622,163	(184,499)	177,015	(10,940)	(263,234)	14,631,389
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$10,940 to intangible assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$2,409 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 17.1).
55

Interim Financial Information, Individual and Consolidated | September 30, 2023

The amount of capitalized borrowing costs during the nine-month ended September 30, 2023 was of R$42,350 in the Parent Company and R$47,551 in the Consolidated (R$66,070 in the Parent Company and R$71,580 in the Consolidated in the same period of the previous year) and during the three-month ended September 30, 2023 was of R$10,440 in the Parent Company and R$11,830 in the Consolidated (R$18,415 in the Parent Company and R$19,896 in the Consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during the nine-month ended September 30, 2023 was 9.68% p.a. in the Parent Company and 10.43% p.a. in the Consolidated (8.71% p.a. in the Parent Company and 9.07% p.a. in the Consolidated in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	09.30.23	12.31.22	09.30.23	12.31.22
Land	Financial/Tax	87,462	90,757	87,462	90,757
Buildings, facilities and improvements	Financial/Tax	1,384,203	1,296,008	1,386,521	1,298,326
Machinery and equipment	Financial/Labor/Tax/Civil	1,473,901	1,375,162	1,474,925	1,376,186
Furniture and fixtures	Financial/Tax	15,557	15,632	15,557	15,632
Vehicles	Financial/Tax	117	160	117	160
		2,961,240	2,777,719	2,964,582	2,781,061
14.	Intangible Assets

The intangible assets rollforward, which include right-of-use assets balances (note 17.1), is set forth below:

		Parent company
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	09.30.23
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		14,185	465	-	-	14,650
Outgrowers relationship		517	-	-	-	517
Patents		2,485	-	(675)	-	1,810
Software		847,875	-	(66,533)	173,854	955,196
Intangible in progress		69,119	139,482	(2,535)	(163,851)	42,215
		3,870,721	139,947	(69,743)	10,003	3,950,928

Amortization
Non-compete agreement	32.83%	(1,379)	(5,917)	-	-	(7,296)
Outgrowers relationship	16.45%	(347)	(54)	-	-	(401)
Patents	5.29%	(2,324)	(18)	675	-	(1,667)
Software	47.80%	(614,286)	(153,809)	65,463	-	(702,632)
		(618,336)	(159,798)	66,138	-	(711,996)
		3,252,385	(19,851)	(3,605)	10,003	3,238,932

(1)	Weighted average annual remaining rate.
56

Interim Financial Information, Individual and Consolidated | September 30, 2023
		Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	09.30.23
Cost
Goodwill		3,474,103	-	-	-	78,047	(126,332)	3,425,818
Trademarks		1,881,199	-	-	-	92,290	(96,851)	1,876,638
Non-compete agreement		57,426	465	-	-		(1,700)	56,191
Outgrowers relationship		517	-	-	-		-	517
Patents		4,878	-	(675)	-	3,330	(914)	6,619
Customer relationship		1,340,251	-	-	-	114,445	(214,968)	1,239,728
Software		930,090	91	(67,264)	183,618	106,543	(19,331)	1,133,747
Intangible in progress		77,263	143,714	(2,539)	(172,678)	(2,261)	(434)	43,065
		7,765,727	144,270	(70,478)	10,940	392,394	(460,530)	7,782,323

Amortization
Non-compete agreement	51.92%	(39,336)	(8,874)	-	-	-	1,554	(46,656)
Outgrowers relationship	16.45%	(347)	(54)	-	-	-	-	(401)
Patents	8.43%	(3,824)	(422)	675	-	(5,106)	574	(8,103)
Customer relationship	6.67%	(622,106)	(76,211)	-	-	(26,448)	104,875	(619,890)
Software	49.38%	(665,504)	(163,796)	66,190	-	(90,867)	8,671	(845,306)
		(1,331,117)	(249,357)	66,865	-	(122,421)	115,674	(1,520,356)
		6,434,610	(105,087)	(3,613)	10,940	269,973	(344,856)	6,261,967
(1)	Weighted average annual remaining rate.
57

Interim Financial Information, Individual and Consolidated | September 30, 2023

15.Loans and Borrowings
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	09.30.23
Local currency
Working capital	Fixed / CDI	15.13% (10.75% on 12.31.22)	0.49	401,661	250,000	(386,844)	(37,255)	41,494	-	269,056
Certificate of agribusiness receivables (4)	IPCA	10.78% (11.80% on 12.31.22)	0.22	999,646	-	-	-	87,318	-	1,086,964
Export credit facility	CDI	14.28% (15.15% on 12.31.22)	3.93	1,593,689	-	-	(152,371)	172,065		1,613,383
Debentures	CDI / IPCA	11.05% (12.09% on 12.31.22)	5.98	5,940,146	-	-	(379,703)	704,478	-	6,264,921

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	79,845	(49,582)	(570)	599	-	35,578

				8,940,428	329,845	(436,426)	(569,899)	1,005,954	-	9,269,902

Foreign currency
Bonds	Fixed / FX USD	5.23% (5.06% on 12.31.22)	14.10	9,293,677	-	(1,161,904)	(466,330)	432,717	(391,364)	7,706,796
Export credit facility	Fixed / SOFR /FX USD	5.65% (4.42% on 12.31.22)	3.30	2,152,753	1,006,496	(384,993)	(137,942)	89,415	(76,163)	2,649,566
Advances for foreign exchange rate contracts	Fixed / FX USD	6.94% (0.00% on 12.31.22)	0.46	-	306,684	(153,684)	(4,304)	19,993	(4,164)	164,525
				11,446,430	1,313,180	(1,700,581)	(608,576)	542,125	(471,691)	10,520,887
				20,386,858	1,643,025	(2,137,007)	(1,178,475)	1,548,079	(471,691)	19,790,789

Current				3,379,835						4,398,618
Non-current				17,007,023						15,392,171
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.
(4)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
58

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	09.30.23
Local currency
Working capital	Fixed / CDI	15.03% (10.72% on 12.31.22)	0.50	409,186	250,000	(389,630)	(37,311)	41,491	-	273,736
Certificate of agribusiness receivables (4)	IPCA	10.78% (11.80% on 12.31.22)	0.22	999,646	-	-	-	87,318	-	1,086,964
Export credit facility	CDI	14.28% (15.15% on 12.31.22)	3.93	1,593,689	-	-	(152,371)	172,065	-	1,613,383
Debentures	CDI / IPCA	11.05% (12.09% on 12.31.22)	5.98	5,940,146	-	-	(379,703)	704,478	-	6,264,921

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	79,845	(49,582)	(570)	599	-	35,578
				8,947,953	329,845	(439,212)	(569,955)	1,005,951	-	9,274,582

Foreign currency
Bonds	Fixed / FX USD	5.01% (4.91% on 12.31.22)	12.31	11,902,290	-	(2,151,072)	(575,305)	526,208	(508,577)	9,193,544
Export credit facility	Fixed /SOFR / FX USD	5.65% (4.42% on 12.31.22)	3.30	2,152,753	1,006,496	(384,993)	(137,942)	89,416	(76,164)	2,649,566
Advances for foreign exchange rate contracts	Fixed / FX USD	6.94% (0.00% on 12.31.22)	0.46	-	306,684	(153,684)	(4,304)	19,993	(4,164)	164,525
Working capital	Fixed / EIBOR3M + 1,8% FX TRY, AED and USD	14.80% (16.83% on 12.31.22)	1.93	514,004	1,596,405	(878,735)	(75,314)	87,894	(197,660)	1,046,594

				14,569,047	2,909,585	(3,568,484)	(792,865)	723,511	(786,565)	13,054,229
				23,517,000	3,239,430	(4,007,696)	(1,362,820)	1,729,462	(786,565)	22,328,811

Current				3,879,874						4,675,557
Non-current				19,637,126						17,653,254
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.
(4)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.

The maturity schedule of the loans and borrowings is presented on note 23.1.

59

Interim Financial Information, Individual and Consolidated | September 30, 2023

On September 30, 2023 and on December 31, 2022 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

15.1.	Guarantees
	Parent company		Consolidated
	09.30.23	12.31.22	09.30.23	12.31.22
Total loans and borrowings	19,790,789	20,386,858	22,328,811	23,517,000
Mortgage guarantees
Related to tax incentives and other	35,578	5,286	35,578	5,286

On September 30, 2023, the amount of bank guarantees contracted by the Company was of R$200,732 (R$447,736 as of December 31, 2022) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.63% p.a. (1.92% p.a. as of December 31, 2022).

15.2.	Repurchase of senior notes

In the third quarter of 2023, the Company repurchased senior notes: 4.350% Senior Notes due in 2026. The result of the repurchases is set forth below:

Instrument	Currency	Maturity	Notional repurchased		Outstanding notional (1)
			(loan currency)	(Reais) (2)	(loan currency)	(Reais) (3)
BRF S.A. - BRFSBZ 4.35	USD	2026	200,000	984,580	299,282	1,498,685
(1)	Outstanding notional after the tender offer.
(2)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date of the repurchase.
(3)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date 09.30.23.

On the notional repurchased amount of R$984,580, there was a discount for the early repurchase in the amount of R$46,768, which was recorded in financial income. There was also the settlement of interest appropriated up to the repurchase date in the amount of R$20,463 and financial taxes on interest of R$3,611, totaling a cash effect of R$961,886.

The repurchase generated an impact on the financial result in the amount of R$7,880 related to the write-off of the costs of issuance and R$2,175 related to other financial taxes incurred on the transaction.

60

Interim Financial Information, Individual and Consolidated | September 30, 2023

16.	Trade Accounts Payable
	Parent company		Consolidated
	09.30.23	12.31.22	09.30.23	12.31.22
Trade accounts payable
Domestic market
Third parties	10,882,539	11,410,219	11,089,404	11,595,543
Related parties	149,417	44,209	28,661	26,970

Foreign market
Third parties	1,119,012	1,364,885	2,311,623	2,723,797
Related parties	810	1,519	2,762	42
	12,151,778	12,820,832	13,432,450	14,346,352

(-) Adjustment to present value	(176,852)	(207,767)	(182,204)	(210,128)
	11,974,926	12,613,065	13,250,246	14,136,224

Current	11,969,026	12,605,606	13,244,346	14,128,765
Non-current	5,900	7,459	5,900	7,459

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better commercial conditions, among others, without modification to the commercial essence of the transaction.

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

Invoices included in the Supply Chain Finance are R$5,184,704 in the Parent Company and R$5,371,412 in the Consolidated on September 30, 2023 (R$5,588,453 in the Parent Company and R$5,794,841 in the Consolidated on December 31, 2022).

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

In order to improve the presentation, since the interim information of the period ended on March 31, 2023, the Company grouped the balances of December 31, 2022 that were segregated in the statement of financial position as Supply Chain Finance to Suppliers in the amount of R$1,393,137 in the Parent Company and Consolidated.

61

Interim Financial Information, Individual and Consolidated | September 30, 2023
17.	Leases

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

17.1.	Right-of-use Assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.22	Additions	Disposals	09.30.23
Cost
Land		46,088	8,828	(10,440)	44,476
Buildings		3,620,769	715,445	(558,893)	3,777,321
Machinery and equipment		41,893	216,095	(13,433)	244,555
Facilities		-	54	-	54
Vehicles		239,309	126,418	(131,070)	234,657
Software		12,303	-	-	12,303
		3,960,362	1,066,840	(713,836)	4,313,366

Depreciation
Land	3.81%	(24,631)	(4,506)	9,997	(19,140)
Buildings	12.88%	(1,513,478)	(362,155)	482,757	(1,392,876)
Machinery and equipment	19.36%	(22,900)	(30,252)	10,059	(43,093)
Facilities	-	-	(15)	-	(15)
Vehicles	16.87%	(170,357)	(66,191)	127,318	(109,230)
Software	35.29%	(10,814)	(1,366)	-	(12,180)
		(1,742,180)	(464,485)	630,131	(1,576,534)
		2,218,182	602,355	(83,705)	2,736,832
(1)	Weighted average annual rate.

62

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Transfer	Monetary correction by Hyperinflation	Exchange rate variation	09.30.23
Cost
Land		139,740	8,828	(10,441)		718	(5,174)	133,671
Buildings		4,031,143	728,025	(616,233)	(27,655)	7,808	(13,970)	4,109,118
Machinery and equipment		47,688	227,608	(13,697)	27,655	336	(377)	289,213
Facilities		-	54	-		-	-	54
Vehicles		602,116	129,108	(192,133)		3,800	(17,833)	525,058
Software		12,303	-	-		-	-	12,303
		4,832,990	1,093,623	(832,504)	-	12,662	(37,354)	5,069,417

Depreciation
Land	7.48%	(44,006)	(8,415)	9,997		405	799	(41,220)
Buildings	14.53%	(1,784,777)	(416,782)	539,294	15,686	(1,343)	4,908	(1,643,014)
Machinery and equipment	19.41%	(27,283)	(36,573)	10,340	(15,686)	(1,820)	396	(70,626)
Facilities	-	-	(15)	-		-	-	(15)
Vehicles	35.08%	(346,907)	(139,905)	188,015		(7,475)	10,464	(295,808)
Software	35.29%	(10,814)	(1,366)	-		-	0	(12,180)
		(2,213,787)	(603,056)	747,646	-	(10,233)	16,567	(2,062,863)
		2,619,203	490,567	(84,858)	-	2,429	(20,787)	3,006,554
(1)	Weighted average annual rate.
17.2.	Lease Liabilities
		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	09.30.23
Land	12.5%	7.6	27,451	8,828	(4,112)	(2,799)	2,798	(1,793)	30,373
Buildings (2)	8.6%	7.0	2,495,987	715,445	(327,486)	(94,400)	183,936	(75,990)	2,897,492
Machinery and equipment	12.7%	5.1	20,158	216,095	(21,949)	(19,721)	19,721	(3,534)	210,770
Facilities	14.8%	1.7	-	54	(16)	(4)	4	-	38
Vehicles	6.2%	1.6	81,763	126,418	(55,765)	(6,389)	6,389	(14,338)	138,078
Software	37.8%	0.1	1,604	-	(1,439)	(45)	45	-	165

			2,626,963	1,066,840	(410,767)	(123,358)	212,893	(95,655)	3,276,916

Current			521,544						764,494
Non-current			2,105,419						2,512,422

(1)	Weighted average maturity in years.
(1)	Includes the amount of R$1,861,693 in the Parent Company and in the Consolidated (1,571,723 in the Parent Company and in the Consolidated on December 31, 2022) referring to the right of use identified on integrated producers contracts..
		Consolidated
	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	09.30.23
Land	8.6%	7.4	112,476	8,828	(5,684)	(7,035)	7,035	(1,793)	(3,803)	110,024
Buildings (2)	8.6%	1.7	2,634,074	728,025	(384,752)	(100,037)	189,573	(76,707)	(6,344)	2,983,832
Machinery and equipment	12.7%	1.9	22,565	227,608	(24,301)	(20,463)	20,463	(3,534)	(307)	222,031
Facilities	14.8%	1.7	-	54	(16)	(4)	4	-	-	38
Vehicles	6.2%	1.2	274,215	129,108	(129,997)	(11,558)	11,558	(14,666)	(7,718)	250,942
Software	37.8%	0.1	1,604	-	(1,437)	(45)	45	-	-	167
			3,044,934	1,093,623	(546,187)	(139,142)	228,678	(96,700)	(18,172)	3,567,034

Current			676,864							887,340
Non-current			2,368,070							2,679,694
(1)	Weighted average maturity in years.
(1)	Includes the amount of R$1,861,693 in the Parent Company and in the Consolidated (1,571,723 in the Parent Company and in the Consolidated on December 31, 2022) referring to the right of use identified on integrated producers contracts.
17.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

63

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Parent company	Consolidated
	09.30.23	09.30.23
Current	764,494	887,340
Non-current	2,512,422	2,679,694
2024	166,194	191,617
2025	549,328	610,191
2026	439,701	454,806
2027	369,429	376,898
2028 onwards	987,770	1,046,182
	3,276,916	3,567,034
17.4.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized, including: low-value assets, short-term leases and leases with variable payments.

	Parent Company		Consolidated
	2023		2023
	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Variable payments not included in the lease liabilities	21,278	58,307	55,362	161,229
Expenses related to short-term leases	15,723	43,429	23,141	68,633
Expenses related to low-value assets	6,940	17,974	7,055	18,215
	43,940	119,709	85,558	248,077

18.      Share-based Payment

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2022 (note 19).

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

07/01/21	07/01/24	2,883,737	515,487	28.58
07/01/22	07/01/25	4,703,472	2,424,658	14.11
06/01/23	06/01/26	4,726,960	4,726,960	7.38
07/01/23	07/071/26	2,108,504	2,108,504	8.98
		14,422,673	9,775,609
(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the nine-month period ended on September 30, 2023, is presented as follows:

64

Interim Financial Information, Individual and Consolidated | September 30, 2023
Consolidated

Outstanding stocks as of December 31, 2022	5,132,532
Granted
Restricted stocks - July 2023	2,108,504
Restricted stocks - June 2023	4,726,960
Exercised / Delivered:
Restricted stocks – grant of July, 2022	(282,887)
Restricted stocks – grant of July, 2021	(106,713)
Restricted stocks – grant of June, 2020	(149,618)
Forfeiture (1) :
Restricted stocks – grant of July, 2022	(1,048,590)
Restricted stocks – grant of July, 2021	(316,060)
Restricted stocks – grant of June, 2020	(288,519)
Outstanding stocks as of September 30, 2023	9,775,609
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$198,785 (R$195,655 as of December 31, 2022) and in the amount of R$17,662 under non-current liabilities (R$15,584 of December 31, 2022). In the statement of income for the nine-month period ended on September 30, 2023 the amount recognized as expense was R$26,477 in the Parent Company and R$29,538 in the Consolidated (R$25,785 in the Parent Company and R$35,502 in the Consolidated in the same period of the previous year) and for the three-month period ended on September 30, 2023 the amount recognized as expense was R$14,377 in the Parent Company and R$16,619 in the Consolidated (R$769 in the Parent Company and R$4,506 in the Consolidated in the same period of the previous year).

19.	Employees Benefits Plans

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2022 (note 20) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	09.30.23	12.31.22	09.30.23	12.31.22
Medical assistance	127,734	119,197	128,305	119,729
F.G.T.S. Penalty (1)	64,446	60,657	64,446	60,657
Award for length of service	119,803	112,225	119,803	112,225
Other	57,403	54,541	187,823	228,701
	369,386	346,620	500,377	521,312

Current	49,445	49,445	62,883	64,367
Non-current	319,941	297,175	437,494	456,945
(1)	FGTS – Government Severance Indemnity Fund for Employees.

The Company estimated costs for pension and post-employment plans for the year of 2023, according to an appraisal report prepared in 2022 by an actuarial expert, recorded an expense of R$14,951 in the Parent Company and R$17,696 in Consolidated for the nine-month period ended on September 30, 2023, (expense of R$18,211 in the Parent Company and R$23,654 in Consolidated in the same period of the previous year) and for the three-month period ended on September 30, 2023 an expense of R$2,481 in the Parent Company and Consolidated (expense of R$3,615 in the Parent Company and R$3,422 in Consolidated in the same period of the previous year), net of taxes, in the statement of income.

65

Interim Financial Information, Individual and Consolidated | September 30, 2023

20.	Provision for tax, civil and labor risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil, environmental, administrative and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, labor, civil, environmental, administrative and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks, classified as with probable loss, and contingent liabilities is presented below:

	Parent company
					09.30.23
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	396,118	520,976	355,125	96,956	1,369,175
Additions	80,122	249,727	45,184	-	375,033
Reversals	(50,437)	(153,192)	(40,813)	(38,016)	(282,458)
Payments	(158,448)	(196,473)	(36,634)	-	(391,555)
Interest	34,710	46,056	28,959	-	109,725
Ending balance	302,065	467,094	351,821	58,940	1,179,920

Current					715,967
Non-current					463,953

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.
	Consolidated
					09.30.23
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	399,675	526,710	358,305	130,848	1,415,538
Additions	80,122	251,179	45,184	-	376,485
Reversals	(53,300)	(153,353)	(40,977)	(38,016)	(285,646)
Payments	(158,448)	(196,473)	(36,634)	-	(391,555)
Interest	34,917	46,227	29,227	-	110,371
Exchange rate variation	(34)	(1,197)	(196)	-	(1,427)
Ending balance	302,932	473,093	354,909	92,832	1,223,766

Current					719,296
Non-current					504,470
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. Such contingencies have the same characteristics of those disclosed on December 31, 2022 financial statements and on September 30, 2023, had balances of R$14,669,152 (R$13,247,512 as of December 31, 2022) for tax risks, R$286,815 for labor risks and (R$257,365 as of December 31, 2022) and R$2,092,903 (R$1,838,183 as of December 31, 2022) for civil risks and other, and, of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$92,832 (R$130,848 as of December 31, 2022).

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Interim Financial Information, Individual and Consolidated | September 30, 2023

21.	Equity
21.1.	Capital Stock

On July 3rd, 2023 an Extraordinary General Shareholders’ Meeting was held and approved the amendment to the limit of authorization for capital increase by the Board of Directors, from 1,325,000,000 common shares to 1,825,000,000 common shares.

On July 13, 2023 the Company's Board of Directors approved: (a) the issuance of 600,000,000 new common shares, all registered, book-entry and without par value, free and clear of any liens or encumbrances; (b) the fixing of the price per share in the amount of R$9.00. The issuance totaled R$5,400,000, of which R$600,000 will be allocated to the capital stock account and R$4,800,000 will be allocated to the capital reserve. In this transaction, issuance costs in the amount of R$72,504 were recorded.

On September 30, 2023, the subscribed and paid capital of the Company was R$13,653,411, which is composed of 1,682,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$290,007.

21.1.1.	Rollforward of outstanding shares

Outstanding shares are determined by the number of common shares reduced by the number of shares held in treasury.

		Parent company
Quantity of outstanding of shares
	09.30.23	12.31.22
Beginning balance	1,078,116,849	807,419,692
Issue of shares on 07.13.23	600,000,000	270,000,000
Delivery of restricted shares	539,218	697,157
Ending balance	1,678,656,067	1,078,116,849
21.2.	Treasury shares

The Company has 3,817,179 shares held in treasury, recorded at average cost of R$25.19, expressed in Reais, per share and corresponding market value of R$38,897 on September 30, 2023.

		Parent company
Quantity of outstanding of shares
	09.30.23	12.31.22
Shares at the beggining of the period	4,356,397	5,053,554
Delivery of restricted shares	(539,218)	(697,157)
Shares at the end of the period	3,817,179	4,356,397

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Interim Financial Information, Individual and Consolidated | September 30, 2023

The Company has share buyback program, approved on September 30, 2021 up to the limit of 3,696,858 common shares, with an 18-month term which ended on April 1st, 2023. There were no share buybacks in 2023 under this program.

21.3.	Capital reserves and Other equity transactions

The capital reserves contemplate the balances related with results on the sale, issue and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	09.30.23	12.31.22
Capital reserves	7,138,476	2,338,476
Other equity transactions	(74,695)	(77,825)
Share-based payments	198,785	195,655
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
	7,063,781	2,260,651
22.	Earnings (Loss) per Share
	Continued operations
	2023		2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Basic numerator
Net loss for the period attributable to controlling shareholders	(387,014)	(2,779,941)	(122,570)	(2,203,229)
Basic denominator
Weighted average number of outstanding shares - basic	1,599,535,188	1,252,578,457	1,078,022,206	1,043,977,330
Net loss per share basic - R$	(0.24)	(2.22)	(0.11)	(2.11)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,599,535,188	1,252,578,457	1,078,022,206	1,043,977,330
Net loss per share diluted - R$	(0.24)	(2.22)	(0.11)	(2.11)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the periods.
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Interim Financial Information, Individual and Consolidated | September 30, 2023
	Discontinued operations
	2023		2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Basic numerator
Net loss for the year attributable to controlling shareholders	-	-	-	(50,948)
Basic denominator
Weighted average number of outstanding shares - basic	1,599,535,188	1,252,578,457	1,078,022,206	1,043,977,330
Net loss per share basic - R$	-	-	-	(0.05)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,599,535,188	1,252,578,457	1,078,022,206	1,043,977,330
Net loss per share diluted - R$	-	-	-	(0.05)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the periods.
	Continued and discontinued operations
	2023		2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Basic numerator
Net loss for the period attributable to controlling shareholders	(387,014)	(2,779,941)	(122,570)	(2,254,177)
Basic denominator
Weighted average number of outstanding shares - basic	1,599,535,188	1,252,578,457	1,078,022,206	1,043,977,330
Net earnings (loss) per share basic - R$	(0.24)	(2.22)	(0.11)	(2.16)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,599,535,188	1,252,578,457	1,078,022,206	1,043,977,330
Net loss per share diluted - R$	(0.24)	(2.22)	(0.11)	(2.16)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the periods.
23.	Financial Instruments and Risk Management
23.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 15, 2022, valid for one year and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

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Interim Financial Information, Individual and Consolidated | September 30, 2023

»   To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;

»   To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;

»   To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»   Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).

»   Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

i) Indebtedness

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) minimization of the capital opportunity cost.

On September 30, 2023, the non-current consolidated gross debt, as presented below, represented 78.56% (83.75% as of December 31, 2022) of the total gross debt, which has an average term higher than seven years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	09.30.23			12.31.22
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(3,147,603)	(9,906,626)	(13,054,229)	(14,569,047)
Local currency loans and borrowings	(1,527,954)	(7,746,628)	(9,274,582)	(8,947,953)
Derivative financial instruments, net	(79,960)	223,541	143,581	(126,019)
Gross debt	(4,755,517)	(17,429,713)	(22,185,230)	(23,643,019)

Cash and cash equivalents	10,964,859	-	10,964,859	8,130,929
Marketable securities	445,494	338,897	784,391	824,775
Restricted cash	13,433	70,431	83,864	89,717
	11,423,786	409,328	11,833,114	9,045,421
Net debt	6,668,269	(17,020,385)	(10,352,116)	(14,597,598)

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Interim Financial Information, Individual and Consolidated | September 30, 2023

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

		Parent company		Consolidated
	Note	09.30.23	12.31.22	09.30.23	12.31.22
Assets
Designated as hedge accounting
Foreign exchange risk on operating income	23.2.1 ii)	72,063	8,726	72,063	8,726
Commodities price risk	23.2.2	59,579	108,966	59,579	108,966
Interest rate risk	23.2.3	226,547	9,517	226,547	9,517
Foreign exchange risk on statement of financial position	23.2.1 i)	3,172	-	3,172	-
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	1,533	3,939	7,809	3,939
		362,894	131,148	369,170	131,148

Current assets		136,347	120,865	142,623	120,865
Non-current assets		226,547	10,283	226,547	10,283

Liabilities
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(172,798)	(84,633)	(172,798)	(84,633)
Foreign exchange risk on operating income	23.2.1 ii)	(36,987)	(17,551)	(36,987)	(17,551)
Commodities price risk	23.2.2	(10,545)	(26,730)	(10,545)	(26,730)
Interest rate risk	23.2.3	-	(122,002)	-	(122,002)
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(3,113)	(2,059)	(5,259)	(6,251)
		(223,443)	(252,975)	(225,589)	(257,167)

Current liabilities		(220,437)	(78,276)	(222,583)	(82,468)
Non-current liabilities		(3,006)	(174,699)	(3,006)	(174,699)

Position of derivative financial instruments - net		139,451	(121,827)	143,581	(126,019)

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	09.30.23
	Book value	Contractual cash flow	Up to 12 months	Oct - Dec 2024	2025	2026	2027	2028 onwards
Non derivative financial liabilities
Loans and borrowings	19,790,789	29,466,628	5,364,959	127,702	2,319,424	1,645,831	3,816,120	16,192,592
Principal		19,901,582	4,094,409	-	1,362,767	757,501	2,985,229	10,701,676
Interest		9,565,046	1,270,550	127,702	956,657	888,330	830,891	5,490,916
Trade accounts payable	11,974,926	12,151,778	12,145,878	2,777	1,545	1,578	-	-
Lease liabilities	3,276,916	4,234,334	816,862	189,742	670,124	573,133	514,522	1,469,951
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Foreign exchange risk	209,785	209,785	209,785	-	-	-	-	-
Commodities price risk	10,545	10,545	10,545	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	3,113	3,113	107	-	-	3,006	-	-

71

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Consolidated
	09.30.23
	Book value	Contractual cash flow	Up to 12 months	Oct - Dec 2024	2025	2026	2027	2028 onwards
Non derivative financial liabilities
Loans and borrowings	22,328,811	32,370,406	5,791,308	133,606	2,440,337	3,992,388	3,820,175	16,192,592
Principal		22,446,730	4,367,780	4,287	1,370,341	3,013,630	2,989,016	10,701,676
Interest		9,923,676	1,423,528	129,319	1,069,996	978,758	831,159	5,490,916
Trade accounts payable	13,250,246	13,432,450	13,426,550	2,777	1,545	1,578	-	-
Lease liabilities	3,567,034	4,585,885	948,123	218,768	744,371	592,822	524,924	1,556,877
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Foreign exchange risk	209,785	209,785	209,785	-	-	-	-	-
Commodities price risk	10,545	10,545	10,545	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	5,259	3,113	107	-	-	3,006	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2.	Market risk management
23.2.1.	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i) Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	09.30.23	12.31.22
Cash and cash equivalents	3,416,203	3,691,668
Trade accounts receivable	5,523,731	6,013,713
Trade accounts payable	(1,312,673)	(1,484,810)
Loans and borrowings	(10,567,273)	(12,241,309)
Other assets and liabilities, net	(115,883)	35,371
Exposure of assets and liabilities in foreign currencies	(3,055,895)	(3,985,367)
Derivative financial instruments (hedge)	2,787,265	3,721,930
Exposure in result, net	(268,630)	(263,437)
72

Interim Financial Information, Individual and Consolidated | September 30, 2023

The net exposure in Reais is mainly composed of the following currencies:

Net Exposure (1)	09.30.23	12.31.22
Chilean Pesos (CLP)	314,961	256,121
Euros (EUR)	7,155	(43,445)
Angolan kwanza (AOA)	54,781	53,723
Yen (JPY)	(1,581)	(3,268)
Argentinian Peso (ARS)	(3,298)	(4,614)
Turkish Liras (TRY)	43,285	214,936
U.S. Dollars (USD)	(683,933)	(736,890)
Total	(268,630)	(263,437)
(1)	The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized as Financial Expenses in the Consolidate an expense of R$532,861 for the nine-month period ended on September 30, 2023 (expense of R$1,026,063 in the same period of the previous year), and for the three-month period ended on September 30, 2023 an income of R$91,677 (an expense of R$10,708 in the same period of the previous year). This derivative result offsets a foreign exchange income over assets and liabilities in the Consolidate of R$82,742 for the nine-month period ended on September 30, 2023 (R$519,917 in the same period of the previous year) and a foreign exchange income over assets and liabilities in the Consolidate of R$200,917 for the three-month period ended on September 30, 2023 (expense of R$137,470 in the same period of the previous year).

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on September 30, 2023 and are set forth below:

09.30.23
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	4th Qtr. 2023	EUR	30,000	5.3632	(107)
Futures - B3	USD	BRL	4th Qtr. 2023	USD	(75,000)	5.0524	1,533
Swap	USD + 4.35% p.a.	CDI - 0,51% p.a.	3rd Qtr. 2026	USD	115,000	N/A	(3,006)
							(1,580)

Subsidiaries
Non-deliverable forward	EUR	TRY	4th Qtr. 2023	EUR	7,000	30.0571	(1,055)
Non-deliverable forward	USD	TRY	4th Qtr. 2023	USD	13,900	24.5784	7,421
Non-deliverable forward	USD	TRY	1st Qtr. 2024	USD	7,400	30.9351	(1,341)
Non-deliverable forward	USD	AOA	4th Qtr. 2023	USD	5,000	845.0000	(177)
Non-deliverable forward	USD	AOA	1st Qtr. 2024	USD	10,000	860.5000	(718)
							4,130

Total Consolidated							2,550
73

Interim Financial Information, Individual and Consolidated | September 30, 2023
09.30.23
							Fair value (R$)
Derivative instruments designated - Fair value hedge	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
FX and interest rate swap	USD debt	1st Qtr. 2024	FX + 7,79% p.a.	100% CDI + 2.17% p.a.	59,943	USD	(10,101)	197,221
FX and interest rate swap	USD debt	2nd Qtr. 2024	FX + 6.32% p.a.	100% CDI + 1,61% p.a.	130,000	USD	(4,785)	(143,339)
FX and interest rate swap	BRF SA BRFSBZ 4 3/4	2nd Qtr. 2024	FX + 4.75% p.a.	104.48% CDI	295,363	USD	(154,740)	18,821
					485,306		(169,626)	72,703
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the senior unsecured notes.

ii) Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized in the Consolidate Net Revenue an income of R$246,320 for the nine-month period ended on September 30, 2023 (R$149,605 in the same period of the previous year) and R$90,419 for the three-month period ended on September 30, 2023 (R$39,730 in the same period of the previous year).

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on September 30, 2023 are set forth below:

09.30.23
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2023	USD	73,000	5.5384	34,993
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2024	USD	86,500	5.3339	18,412
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2024	USD	50,500	5.1375	(924)
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2024	USD	17,500	5.1333	(990)
Collar	USD Exports	BRL	USD	4th Qtr. 2023	USD	407,500	4.9988	(14,147)
Collar	USD Exports	BRL	USD	1st Qtr. 2024	USD	45,000	5.0453	(2,268)
						680,000		35,076
(1)	Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

During the 2nd quarter of 2023, the Bond BRF SA BRFSBZ 3.95 loan, designated as an export protection instrument, was settled and the amount of R$(548,639) previously accumulated in Other Comprehensive Income was reclassified to income for the year under Net Revenue.

74

Interim Financial Information, Individual and Consolidated | September 30, 2023

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

As a result of this strategy, the Company recognized revenue of R$103,587 under Other comprehensive income for the nine-month period ended on September 30, 2023 (R$52,856 in the same period of the previous year) and expense of R$49,222 for the three-month period ended on September 30, 2023 (expense of R$38,187 in the same period of the previous year).

The non-derivative financial instruments designated as net investment hedge instruments on September 30, 2023 are set forth below:

09.30.23
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 5.75	Federal Foods LLC	USD	3rd Qtr. 2050	USD (2)	44,158	3.7649	(89,732)
Bond - BRF SA BRFSBZ 5.75	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2050	USD (2)	88,552	3.7649	(110,383)
Bond - BRF SA BRFSBZ 5.75	Al Khan Foodstuff LLC	USD	3rd Qtr. 2050	USD (2)	53,446	3.7649	(79,358)
Bond - BRF SA BRFSBZ 5.75	BRF Foods GmbH	USD	3rd Qtr. 2050	USD (3)	170,721	5.1629	4,763
Bond - BRF SA BRFSBZ 5.75	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2050	USD (3)	23,426	5.1629	4,451
					380,303		(270,259)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.
23.2.2.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

As a result of this protection strategy the Company recognized in the Consolidate Cost of goods sold an income of R$26,534 for the nine-month period ended on September 30, 2023 (expense of R$450,809 in the same period of the previous year) and income of R$7,227 for the three-month period ended on September 30, 2023 (income of R$2,454 in the same period of the previous year).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on September 30, 2023 are set forth below:

75

Interim Financial Information, Individual and Consolidated | September 30, 2023
09.30.23
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2024	4,000	ton	445.83	(636)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2023	27,998	ton	441.67	(915)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2024	17,000	ton	443.65	(1,265)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2024	2,000	ton	438.17	(149)
Corn future - buy	Corn purchase - floating price	Corn - B3	4th Qtr. 2023	39,393	ton	1,134.29	(338)
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2024	147,339	ton	1,100.54	31
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2024	2,700	ton	1,116.67	(1)
				240,430			(3,273)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on September 30, 2023 are set forth below:

09.30.23
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2024	14,996	ton	481.72	21
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4td Qtr. 2023	160,656	ton	213.71	20,762
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2024	80,566	ton	224.65	12,256
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2024	3,999	ton	246.88	967
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2024	107,235	ton	214.47	8,358
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2023	9,990	ton	1,520.03	1,506
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2024	24,300	ton	1,497.95	152
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2024	27,000	ton	1,213.13	149
				428,742			44,171
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

The Company assessed that part of its cost, commodity future physical purchases in American dollars, also generates foreign exchange exposure and therefore has the following derivatives which were designated as cash flow hedge:

09.30.23
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2023	USD	31,352	4.9349	(3,934)
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2024	USD	25,323	5.4100	7,224
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2024	USD	987	5.8548	656
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2024	USD	19,039	5.4500	4,189
						76,701		8,135

The open and liquidated derivative financial instrument still generate impacts in the statement of financial position of: i) Consolidate Inventory a debit in the amount of R$152,439 on September 30, 2023 (R$18,853 on December 31, 2022); ii) Other comprehensive income a debit amount of R$70,924 on September 30, 2023 (credit of R$43,398 on December 31, 2022).

76

Interim Financial Information, Individual and Consolidated | September 30, 2023
23.2.3.	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

As a result of this protection strategy the Company recognize in the Consolidated Financial Income and Expenses an income of R$77,797 for the nine-month period ended on September 30, 2023 (expense of R$164,832 in the same period of the previous year) and an expense of R$185,122 for the three-month period ended on September 30, 2023 (expense of R$140,652 in the same period of the previous year).

The derivative financial instruments used to hedge the exposure to interest rates as of September 30, 2023 are presented in the table below:

09.30.23
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st Issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.29% p.a.	400,000	BRL	34,438	(9,170)
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	35,472	48,517
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	25,439	155,006
Interest rate swap	Debenture - 3rd Issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% p.a.	1,000,000	BRL	62,139	29,192
Interest rate swap	Debenture - 1st Issue - 1st series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% CDI	990,000	BRL	69,059	(45,311)
					3,385,000		226,547	178,234
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
23.3.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1.	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

77

Interim Financial Information, Individual and Consolidated | September 30, 2023
23.3.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4.	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

23.5.	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results, for which it uses derivative financial instruments to protect, are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

For the probable scenario of commodities, Management uses as a reference the future value of assets on September 30, 2023 and therefore understands that there will be no changes in the results of operations. As for the exchange rate, the likely scenario is referenced by external sources such as the Central Bank of Brazil (“BACEN”) and Bloomberg Focus report based on the exchange rate forecast for next year or in the absence of the latest available date.

In the possible and remote scenarios, both positive and negative variations of 15% and 30% respectively were considered in both cases from the probable scenario. Such sensitivity scenarios originate from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of the analysis is based on the position as of September 30, 2023, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

78

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	3.5140	4.2670	5.0200	5.7730	6.5260

Monetary Assets and Liabilities	1,042,137	516,742	(8,652)	(534,046)	(1,059,441)
Derivative Instruments - Not designated	(838,142)	(415,592)	6,958	429,508	852,058
Net effect	203,995	101,150	(1,694)	(104,538)	(207,383)

EUR	3.9410	4.7855	5.6300	6.4745	7.3190

Monetary Assets and Liabilities	48,448	18,342	(11,764)	(41,871)	(71,977)
Derivative Instruments - Not designated	(50,283)	(19,037)	12,210	43,457	74,703
Net effect	(1,835)	(695)	446	1,586	2,726

JPY	0.0260	0.0315	0.0371	0.0427	0.0482

Monetary Assets and Liabilities	356	93	(169)	(432)	(694)
Net effect	356	93	(169)	(432)	(694)

TRY	0.1282	0.1557	0.1832	0.2107	0.2382

Monetary Assets and Liabilities	(55,756)	(27,622)	512	28,646	56,780
Derivative Instruments - Not designated	42,853	21,230	(393)	(22,017)	(43,640)
Net effect	(12,903)	(6,392)	119	6,629	13,140

AOA	0.0042	0.0051	0.0060	0.0069	0.0078

Monetary Assets and Liabilities	(38,953)	(19,466)	22	19,509	38,996
Derivative Instruments - Not designated	22,525	11,257	(12)	(11,281)	(22,550)
Net effect	(16,428)	(8,209)	10	8,228	16,446

ARS	0.0028	0.0035	0.0041	0.0047	0.0053

Monetary Assets and Liabilities	2,643	2,503	2,363	2,222	2,082
	2,643	2,503	2,363	2,222	2,082

CLP	0.0039	0.0048	0.0056	0.0065	0.0073

Monetary Assets and Liabilities	(92,215)	(46,911)	392	47,695	94,998
Net effect	(92,215)	(46,911)	392	47,695	94,998

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	3.5140	4.2670	5.0200	5.7730	6.5260

Revenue in USD	(1,015,648)	(503,608)	8,432	520,472	1,032,512
NDF	339,794	168,487	(2,821)	(174,129)	(345,436)
Collar	298,517	147,917	(2,393)	(70,271)	(212,150)
Net effect	(377,337)	(187,204)	3,218	276,072	474,926
79

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	3.5140	4.2670	5.0200	5.7730	6.5260

Cost of Sales	(114,561)	(56,805)	951	58,707	116,463
NDF	114,561	56,805	(951)	(58,707)	(116,463)
Net effect	-	-	-	-	-

Soy Grain - CBOT	337	409	481	554	626

Cost of Sales	(2,166)	(1,083)	-	1,083	2,166
NDF	2,166	1,083	-	(1,083)	(2,166)
Net effect	-	-	-	-	-

Soybean Meal - CBOT	291	354	416	479	541

Cost of Sales	6,370	3,185	-	(3,185)	(6,370)
Collar	(4,901)	(1,964)	-	237	2,594
NDF	(496)	(248)	-	248	496
Net effect	973	973	-	(2,700)	(3,280)

Corn - CBOT	135	163	192	221	250

Cost of Sales	(20,335)	(10,168)	-	10,168	20,335
NDF	20,335	10,168	-	(10,168)	(20,335)
Net effect	-	-	-	-	-

Corn - B3	712	864	1,017	1,169	1,322

Cost of Sales	39,081	19,541	-	(19,541)	(39,081)
Collar	(26,516)	(2,683)	-	605	18,983
Future	6,678	3,339	-	(3,339)	(6,678)
Net effect	19,243	20,197	-	(22,275)	(26,776)
80

Interim Financial Information, Individual and Consolidated | September 30, 2023
23.6.	Financial instruments by category
	Parent company
	09.30.23
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	93,817	-	93,817
Cash equivalents	-	5,677,080	5,677,080
Marketable securities	-	415,686	415,686
Restricted cash	30,132	-	30,132
Trade accounts receivable	6,306,998	156,334	6,463,332
Notes receivables	74,339	-	74,339
Derivatives not designated	-	1,533	1,533
Derivatives designated as hedge accounting (1)	-	361,361	361,361

Liabilities
Trade accounts payable	(11,974,926)	-	(11,974,926)
Loans and borrowings (2)	(14,518,063)	(5,272,726)	(19,790,789)
Derivatives not designated	-	(3,113)	(3,113)
Derivatives designated as hedge accounting (1)	-	(220,330)	(220,330)
	(19,987,703)	1,115,825	(18,871,878)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

	Consolidated
	09.30.23
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,990,101	-	-	1,990,101
Cash equivalents	-	-	8,974,758	8,974,758
Marketable securities	312,762	11,183	460,446	784,391
Restricted cash	83,864	-	-	83,864
Trade accounts receivable	3,975,298	-	156,334	4,131,632
Notes receivables	74,339	-	-	74,339
Derivatives not designated	-	-	7,809	7,809
Derivatives designated as hedge accounting (1)	-	-	361,361	361,361

Liabilities
Trade accounts payable	(13,250,246)	-	-	(13,250,246)
Loans and borrowings (2)	(17,056,085)	-	(5,272,726)	(22,328,811)
Derivatives not designated	-	-	(5,259)	(5,259)
Derivatives designated as hedge accounting (1)	-	-	(220,330)	(220,330)
	(23,869,967)	11,183	4,462,393	(19,396,391)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.
81

Interim Financial Information, Individual and Consolidated | September 30, 2023
23.7.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»   Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;

»   Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;

»   Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For the nine-month ended September 30, 2023, there were no changes among the 3 levels of hierarchy.

	Parent company
	09.30.23			12.31.22
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	15,834	-	15,834	10,793	-	10,793
Term deposits	-	-	-	154,025	-	154,025
Bank deposit certificates	-	5,657,832	5,657,832	-	3,675,037	3,675,037
Financial treasury bills	400,734	-	400,734	364,543	-	364,543
Investment funds	18,366	-	18,366	18,997	-	18,997
Trade accounts receivable	-	156,334	156,334	-	274,493	274,493
Derivatives	-	362,894	362,894	-	131,148	131,148
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(223,443)	(223,443)	-	(252,975)	(252,975)
Loans and borrowings	-	(5,272,726)	(5,272,726)	-	(7,461,296)	(7,461,296)
	434,934	680,891	1,115,825	548,358	(3,633,593)	(3,085,235)

82

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Consolidated
	09.30.23			12.31.22
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	11,183	-	11,183	11,752	-	11,752
Fair value through profit and loss
Savings account and overnight	73,314	-	73,314	12,720	-	12,720
Term deposits	2,741,063	-	2,741,063	2,495,438	-	2,495,438
Bank deposit certificates	-	6,156,967	6,156,967	-	3,754,202	3,754,202
Financial treasury bills	400,734	-	400,734	364,543	-	364,543
Investment funds	18,386	-	18,386	19,018	-	19,018
Trade accounts receivable	-	156,334	156,334	-	274,493	274,493
Derivatives	-	369,170	369,170	-	131,148	131,148
Other titles	44,740	-	44,740	53,809	-	53,809
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(225,589)	(225,589)	-	(257,167)	(257,167)
Loans and borrowings	-	(5,272,726)	(5,272,726)	-	(7,461,296)	(7,461,296)
	3,289,420	1,184,156	4,473,576	2,957,280	(3,558,620)	(601,340)

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

		Parent company and Consolidated
			09.30.23		12.31.22
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 3/4	USD	2024	(1,486,973)	(1,478,941)	(1,525,727)	(1,513,221)
BRF SA BRFSBZ 3.95	USD	2023	-	-	(1,185,479)	(1,209,990)
BRF SA BRFSBZ 4 7/8	USD	2030	(2,958,286)	(2,389,623)	(3,119,390)	(2,602,599)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,261,537)	(2,250,089)	(3,463,081)	(2,503,033)
Debenture - 1st Issue	BRL	2032	(2,717,728)	(2,883,211)	(2,571,080)	(2,521,309)
Debenture - 2nd Issue	BRL	2030	(2,409,520)	(2,726,970)	(2,355,427)	(2,319,296)
Debenture - 3rd Issue	BRL	2031	(1,137,673)	(1,151,560)	(1,013,639)	(877,103)
Parent company			(13,971,717)	(12,880,394)	(15,233,823)	(13,546,551)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(1,486,748)	(1,383,451)	(2,608,613)	(2,367,075)
Consolidated			(15,458,465)	(14,263,845)	(17,842,436)	(15,913,626)

83

Interim Financial Information, Individual and Consolidated | September 30, 2023

24.	Segment Information

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»   In-natura: production and sale of whole poultry and cuts and pork and other cuts.

»   Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.

»   Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

	Consolidated
	2023		2022
Net sales	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Brazil
In-natura	1,448,588	4,387,844	1,553,224	4,461,471
Processed	5,003,897	14,772,927	5,253,748	14,750,432
Other sales	103,112	307,703	8,380	22,633
	6,555,597	19,468,474	6,815,352	19,234,536

International
In-natura	5,435,481	14,712,955	5,500,653	14,918,138
Processed	942,055	2,798,053	985,862	2,626,872
Other sales	46,038	143,599	70,455	233,439
	6,423,574	17,654,607	6,556,970	17,778,449

Other segments	827,035	2,066,065	683,719	2,023,410
	13,806,206	39,189,146	14,056,041	39,036,395

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

84

Interim Financial Information, Individual and Consolidated | September 30, 2023
								Consolidated
	Gross profit				Income (loss) before financial results and income taxes
		2023		2022		2023		2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Brazil	1,453,743	3,872,936	1,091,936	2,321,587	367,261	746,358	48,090	(700,554)
Margin (%)	22.2%	19.9%	16.0%	12.1%	5.6%	3.8%	0.7%	-3.6%
International	792,855	1,205,264	1,302,033	2,844,809	(68,590)	(1,286,133)	417,680	607,047
Margin (%)	12.3%	6.8%	19.9%	16.0%	-1.1%	-7.3%	6.4%	3.4%
Other segments	205,126	532,473	203,989	527,423	101,468	283,124	125,448	324,134
Margin (%)	24.8%	25.8%	29.8%	26.1%	12.3%	13.7%	18.3%	16.0%
Subtotal	2,451,724	5,610,673	2,597,958	5,693,819	400,139	(256,651)	591,218	230,627
Corporate	30,360	30,360	-	-	52,163	168,309	(27,830)	(53,909)
Total	2,482,084	5,641,033	2,597,958	5,693,819	452,302	(88,342)	563,388	176,718
Margin (%)	18.0%	14.4%	18.5%	14.6%	3.3%	-0.2%	4.0%	0.5%

The composition of selected items that were not allocated to the Company’s operating segments as they are not linked to its main activity and, therefore, were presented as Corporate is set forth below:

	Consolidated
	2023		2022
Corporate	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Results with sale and disposal of fixed assets	27,602	151,452	(18,987)	(14,635)
Reversal/(provision) for tax and civil contingencies	20,237	24,661	(16,943)	(40,640)
Expenses with demobilization	(1,954)	(597)	7,645	2,094
Investigations involving the Company	(424)	(3,352)	-	(355)
Expenses COVID-19	-	(364)	(399)	(1,527)
Other	6,702	(3,491)	854	1,154
	52,163	168,309	(27,830)	(53,909)

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the nine-month period ended September 30, 2023 and 2022.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	09.30.23	12.31.22	09.30.23	12.31.22	09.30.23	12.31.22
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,817,931	1,865,390	419,288	423,846	2,237,219	2,289,236
Other segments	456,392	457,215	474,872	474,875	931,264	932,090
	3,425,821	3,474,103	1,876,638	1,881,199	5,302,459	5,355,302

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

85

Interim Financial Information, Individual and Consolidated | September 30, 2023
25.	Net Sales
	Parent company				Consolidated
	2023		2022		2023		2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Gross sales
Brazil	8,051,115	23,675,392	8,448,936	23,672,060	8,051,116	23,675,392	8,448,936	23,672,060
International	5,154,600	14,806,442	4,933,713	13,082,857	6,818,079	18,684,127	6,823,852	18,530,825
Other segments	607,123	1,482,455	490,133	1,434,411	977,570	2,498,701	837,669	2,466,362
	13,812,838	39,964,289	13,872,782	38,189,328	15,846,765	44,858,220	16,110,457	44,669,247

Sales deductions
Brazil	(1,495,519)	(4,206,918)	(1,633,584)	(4,437,524)	(1,495,519)	(4,206,918)	(1,633,584)	(4,437,524)
International	(28,808)	(79,645)	(36,156)	(112,439)	(394,505)	(1,029,520)	(266,882)	(752,376)
Other segments	(43,569)	(144,768)	(52,719)	(155,198)	(150,535)	(432,636)	(153,950)	(442,952)
	(1,567,896)	(4,431,331)	(1,722,459)	(4,705,161)	(2,040,559)	(5,669,074)	(2,054,416)	(5,632,852)

Net sales
Brazil	6,555,596	19,468,474	6,815,352	19,234,536	6,555,597	19,468,474	6,815,352	19,234,536
International	5,125,792	14,726,797	4,897,557	12,970,418	6,423,574	17,654,607	6,556,970	17,778,449
Other segments	563,554	1,337,687	437,414	1,279,213	827,035	2,066,065	683,719	2,023,410
	12,244,942	35,532,958	12,150,323	33,484,167	13,806,206	39,189,146	14,056,041	39,036,395

26.      Other Operating Income (Expenses)

	Parent company				Consolidated
	2023		2022		2023		2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Recovery of expenses	3,251	35,048	10,353	111,733	6,163	38,829	10,792	115,775
Provision reversal	132	656	266	1,302	1,715	2,249	278	1,329
Scrap sales	3,374	10,204	2,971	8,948	4,121	12,614	3,913	11,444
Provision for civil and tax risks	(4,400)	1,020	(17,351)	(92,258)	(5,285)	(1,551)	(17,738)	(93,098)
Other employees benefits	(5,552)	(13,428)	(5,283)	(16,955)	(5,552)	(13,428)	(5,283)	(16,955)
Insurance claims costs	(2,556)	(9,111)	8,462	(17,992)	(1,520)	(8,884)	7,924	(18,402)
Gains on the disposal of non-financial assets (1)	12,169	124,048	(19,031)	(16,700)	28,043	141,658	(18,863)	(16,687)
Demobilization expenses	(1,954)	(597)	7,645	2,094	(1,954)	(597)	7,645	2,094
Expected credit losses in other receivables	(287)	(33)	(596)	(1,371)	(287)	(140)	(596)	(1,532)
Other	15,498	6,514	34,711	30,567	16,744	8,789	38,409	37,299
	19,675	154,321	22,147	9,368	42,188	179,539	26,481	21,267

(1)	Includes gain on disposal of properties not linked to production.

86

Interim Financial Information, Individual and Consolidated | September 30, 2023
27.	Financial Income (Expenses)
		Parent company				Consolidated
		2023		2022		2023		2022
	Note	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Financial income
Interest on cash and cash equivalents	4	132,445	242,218	68,689	214,344	192,147	368,776	76,772	232,939
Income with marketable securities	5	17,656	54,575	21,338	53,332	23,021	75,678	36,553	95,537
Fair value through profit and loss		17,656	54,575	21,338	53,332	17,656	54,576	21,232	51,826
Amortized cost		-	-	-	-	5,365	21,102	15,320	43,710
Interest on recoverable taxes	9	56,478	198,482	58,139	203,269	56,582	198,766	58,334	203,864
Interest on other assets		17,985	37,669	4,836	36,469	21,000	46,288	5,608	38,884
Financial income on other assets and liabilities (3)		861	1,264	213,712	214,638	65,493	82,954	228,530	232,078
		225,425	534,208	366,714	722,052	358,243	772,462	405,797	803,302
Financial expenses
Interests on loans and borrowings	15	(442,523)	(1,442,920)	(423,552)	(1,191,232)	(525,041)	(1,637,448)	(473,537)	(1,333,745)
Interest with related parties	29	(117,840)	(345,309)	(56,765)	(180,695)	-	-	-	-
Interest on contingencies	20	(18,749)	(130,537)	(45,418)	(174,470)	(18,749)	(130,537)	(45,418)	(174,470)
Interest on leases	17	(86,514)	(212,893)	(53,233)	(143,130)	(91,657)	(228,684)	(60,460)	(160,790)
Interest on actuarial liabilities		(7,590)	(22,770)	(8,304)	(24,912)	(9,685)	(27,660)	(10,416)	(28,381)
Discount on assignment of credits		(33,665)	(114,391)	(39,202)	(105,088)	(35,375)	(119,615)	(41,022)	(109,740)
Bank expenses		(8,274)	(29,531)	(11,481)	(30,274)	(31,190)	(78,305)	(23,966)	(66,304)
Taxes on financial income		(10,707)	(26,031)	(17,889)	(35,721)	(13,964)	(31,235)	(21,617)	(41,682)
Adjustment to present value (2)	6 and 16	(285,729)	(816,583)	(297,153)	(720,363)	(276,160)	(803,478)	(291,968)	(705,569)
Other financial expenses		(16,092)	(97,539)	(15,836)	(50,022)	(26,940)	(135,963)	(31,164)	(75,900)
		(1,027,683)	(3,238,504)	(968,833)	(2,655,907)	(1,028,761)	(3,192,925)	(999,568)	(2,696,581)
Foreign exchange, prices and monetary variations
Exchange rate variation on monetary assets and liabilities and prices		(404,771)	928,747	(388,817)	1,276,015	(200,917)	82,742	(137,470)	519,917
Foreign exchange of derivatives		79,630	(319,846)	118,713	(596,821)	128,117	(233,395)	139,026	(563,506)
Interest and fair value of derivatives		1,539	(261,483)	(137,688)	(475,349)	(36,440)	(299,466)	(149,734)	(462,557)
Net Monetary Gains or Losses (1)		-	-	-	-	106,083	237,504	59,580	332,721
		(323,602)	347,418	(407,792)	203,845	(3,157)	(212,615)	(88,598)	(173,425)
		(1,125,860)	(2,356,878)	(1,009,911)	(1,730,010)	(673,675)	(2,633,078)	(682,369)	(2,066,704)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable and the rate used for the nine-month period ended on September 30, 2023 was 14.18% p.a. (15.46% p.a. in the same period of the previous year).
(3)	Includes financial income in the amount of R$46,768 relating repurchase of senior notes (note 15.2).

87

Interim Financial Information, Individual and Consolidated | September 30, 2023
28.	Expenses by Nature

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company				Consolidated
	2023		2022		2023		2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Costs of sales
Raw materials and supplies (1)	7,059,604	21,151,829	7,674,893	21,944,609	8,451,024	25,114,651	8,772,474	25,419,760
Salaries and employees benefits	1,186,521	3,493,990	1,095,423	3,245,562	1,358,366	3,823,538	1,179,308	3,514,408
Depreciation	591,025	1,713,209	555,286	1,598,607	590,226	1,788,556	586,146	1,706,339
Amortization	26,510	78,681	20,089	60,602	51,030	153,228	45,648	135,538
Other	779,479	2,445,296	739,936	2,248,704	873,476	2,668,140	874,507	2,566,531
	9,643,139	28,883,005	10,085,627	29,098,084	11,324,122	33,548,113	11,458,083	33,342,576

Sales expenses
Indirect and direct logistics expenses	976,467	2,855,932	1,060,631	2,573,229	935,593	2,676,364	950,458	2,388,081
Marketing	144,963	427,254	130,110	353,891	188,053	547,514	169,689	480,436
Salaries and employees benefits	313,172	897,542	306,820	864,438	416,878	1,201,624	418,903	1,182,347
Depreciation	65,164	156,261	38,962	121,367	103,438	281,045	89,186	249,263
Amortization	14,604	43,859	10,673	37,959	19,427	58,679	15,794	51,180
Other	116,684	391,353	156,106	468,206	205,816	612,258	216,102	661,784
	1,631,054	4,772,201	1,703,302	4,419,090	1,869,205	5,377,484	1,860,132	5,013,091

Administrative expenses
Salaries and employees benefits	56,715	147,738	67,110	177,723	90,117	240,301	104,029	275,969
Fees	12,833	38,033	15,675	45,051	12,949	38,267	15,747	45,208
Depreciation	5,858	19,637	6,075	17,502	8,287	26,949	7,345	25,097
Amortization	14,671	37,265	11,120	20,457	18,772	46,941	15,088	27,312
Other	22,348	68,106	25,424	68,168	48,614	145,532	54,963	144,534
	112,425	310,779	125,404	328,901	178,739	497,990	197,172	518,120
(1)	Includes recoveries of ICMS, PIS and COFINS taxes on inputs, INSS credits and export credits in the amount of R$101,419 for the nine-month ended September 30, 2023 (R$62,330 in the same period of previous year) and $48,545 for the three-month ended September 30, 2023 (R$23,558 in the same period of previous year).

The Company incurred in expenses with internal research and development of new products of R$34,530 for the nine-month period ended September 30, 2023 in the Parent Company and in the Consolidated (R$26,549 in the Parent Company and in the Consolidated in the same period of previous year) and R$12,082 for the three-month period ended September 30, 2023 in the Parent Company and in the Consolidated (R$6,791 in the Parent Company and in the Consolidated in the same period of previous year).

88

Interim Financial Information, Individual and Consolidated | September 30, 2023

29.      Related Parties

The balances of the transactions with related parties are as follows:

									Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Trade accounts payable		Other rights		Advances and other liabilities
	09.30.23	12.31.22	09.30.23	12.31.22	09.30.23	12.31.22	09.30.23	12.31.22	09.30.23		12.31.22
Banvit	-	-	-	-	-	-	4,592	2,683	-		-
BRF Energia S.A.	-	-	-	-	(120,756)	(19,925)	-	-	-		-
BRF Foods GmbH	358,614	470,608	-	-	-	-	124	9	-		-
BRF Foods LLC	-	-	-	-	(10)	-	-	-	-		-
BRF Global GmbH	4,531,717	3,903,189	-	-	-	-	-	-	(5,210,803)	(1)	(7,042,333)
BRF GmbH	-	-	-	-	-	-	-	-	(1,286,474)	(2)	(1,611,779)
BRF Pet S.A.	-	-	-	-	-	-		-	-		-
Hercosul Alimentos Ltda.	2,518	10,662	-	-	-	-	328	-	-		-
Al-Wafi Factory	-	-	-	-	-	-	241
Hercosul International S.R.L.	19	732	-	-	(800)	(1,519)	-	-	-		-
Mogiana Alimentos S.A.	5,140	19,934	-	-	-	(56)	370	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	(3,540)		(4,019)
Sadia Chile S.A.	315,038	258,116	-	-	-	-	90	90	-		-
Sadia Uruguay S.A.	10,437	-	-	-	-	-	-	-	(48,327)		(47,141)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	-	64	-	-	-	-	-		-
Marfrig Global Foods S.A.	7,170	11,251	-	-	(28,661)	(24,228)	-	-	-		-
Marfrig Chile S.A.	1,745	796	-	-	-	-	-	-	-		-
Quickfood S.A.	18,804	18,531	-	-	-	-	-	-	-		-
Marfrig Alimentos S.A.	-	98	-	-	-	-	-	-	-		-
Pampeano Alimentos S.A.	-	217	-	-	-	-	-	-	-		-
Total	5,251,202	4,694,134	-	64	(150,227)	(45,728)	5,745	2,783	(6,549,144)		(8,705,272)
(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

89

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Consolidated
	Accounts receivable		Trade accounts payable
	09.30.23	12.31.22	09.30.23	12.31.22
Marfrig Global Foods S.A.	7,170	11,251	(31,349)	(26,970)
Marfrig Chile S.A.	2,698	2,258	(74)	(42)
Quickfood S.A.	18,804	18,531	-	-
Marfrig Alimentos S.A.	-	98	-	-
Weston Importers Ltd.	325	-	-	-
Pampeano Alimentos S.A.	-	217	-	-
Total	28,997	32,355	(31,423)	(27,012)

									Parent company
	Sales				Financial results, net				Purchases
	2023		2022		2023		2022		2023		2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set
BRF Energia S.A.	-	-	-	-	-	-	-	-	(59,996)	(221,717)	(85,213)	(251,287)
BRF Foods GmbH	-	-	114,614	279,574	-	-	-	-	-	-	-	-
BRF Global GmbH	4,514,835	13,938,236	4,502,250	12,084,487	(116,760)	(342,199)	(55,754)	(177,817)	-	-	-	-
BRF Pet S.A.	-	-	1,935	8,681	-	-	-	-	-	-	(67)	(266)
Hercosul Alimentos Ltda.	2,011	17,319	12,939	24,502	-	-	-	-	-	-	(901)	(15,748)
Hercosul Distrib. Ltda.	-	-	-	4,082	-	-	-	-	-	-	-
Hercosul International S.R.L.	-	1,427	1,503	2,708	-	-	-	-	-	(2,286)	(2,028)	(3,773)
Hercosul Solução em Transportes	-	-			-	-	-	-	-	-	(221)	(431)
Mogiana Alimentos S.A.	4,187	33,447	21,219	28,964		-	-	-	-	-	-	-
Sadia Alimentos S.A.	-	-			(46)	(132)	(44)	(128)	-	-	-	-
Sadia Chile S.A.	119,226	341,936	98,593	243,176	-	-	-	-	-	-	-	-
Sadia Uruguay S.A.	37,542	92,157	24,476	75,882	(1,034)	(2,978)	(967)	(2,750)	-	-	-	-
Marfrig Global Foods S.A.	10,082	45,463	16,898	58,955	-	-	-	-	(101,074)	(281,008)	(100,034)	(354,906)
Marfrig Chile S.A.	1,982	5,789	2,378	5,413	-	-	-	-	-	-	-	-
Quickfood S.A.	17,967	76,022	32,603	56,469	-	-	-	-	-	-	-	-
Marfrig Alimentos S.A.	-	-	-	242	-	-	-	-	-	-	-	-
Pampeano Alimentos S/A	76	372	-	-	-	-		-	-	-	-	-
Total	4,707,908	14,552,168	4,829,408	12,873,135	(117,840)	(345,309)	(56,765)	(180,695)	(161,070)	(505,011)	(188,464)	(626,411)

90

Interim Financial Information, Individual and Consolidated | September 30, 2023
	Consolidated
	Sales				Purchases
	2023		2022			2023	2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Marfrig Global Foods S.A.	10,082	45,463	16,898	58,954	(134,693)	(388,685)	(150,218)	(418,995)
Marfrig Chile S.A.	3,085	9,217	3,816	12,186	(235)	(1,019)	(742)	(934)
Quickfood S.A.	17,967	76,022	32,603	59,432	-	-	-	-
Marfrig Alimentos S.A.	-	-	-	242	-	-	-	-
Weston Importers Ltd.	629	945	-	-	-	-	-	-
Pampeano Alimentos S/A	76	372	-	-	-	-	-	-
Total	31,839	132,019	53,317	130,814	(134,928)	(389,704)	(150,960)	(419,929)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of September 30, 2023 the balance of these transactions was R$1,223,420 (R$2,156,987 as of December 31, 2022).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the nine-month period ended September 30, 2023 the total amount of lease payments was R$16,053 (R$16,269 in the same period of the previous year) and for the three-month period ended September 30, 2023 the total amount of lease payments was R$5,883 (R$5,973 in the same period of the previous year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On December 16, 2022, BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts with maturity in eighteen (18) months. The total amount of the Offer is R$700,000. BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount.

29.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	2023		2022
	Jul - Set	Jan - Set	Jul - Set	Jan - Set
Salary and profit sharing	18,356	47,448	14,650	46,681
Short-term benefits (1)	62	224	112	357
Private pension	186	556	196	641
Termination benefits	2,486	5,514	177	1,237
Share-based payment	3,222	12,378	6,715	20,612
	24,313	66,120	21,850	69,528
(1)	Comprises: medical assistance, educational expenses and others.
91

Interim Financial Information, Individual and Consolidated | September 30, 2023

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$14,067 for the nine-month ended September 30, 2023 (R$20,402 in the same period of the previous year) and R$4,409 for the three-month ended September 30, 2023 (R$9,868 in the same period of the previous year).

30.      Commitments

In the normal course of the business, the Company entered into long-term agreements with third parties, which mainly include purchase of secondary materials, energy inputs, storage services and industrialization among others to support its activities. In these agreements the agreed prices can be fixed or variable. These agreements contain termination interruption clauses in the event of for default on certain essential obligations and generally, the Company purchases the minimum amounts agreed under the agreements, for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On September 30, 2023, firm purchase commitments in the Parent Company totaled R$4,732,887 and R$5,377,072 in the Consolidated (R$2,327,688 in the Parent Company and R$2,435,507 in the Consolidated on December 31, 2022). (1)

(1)	In order to improve information on commitments, the Company reevaluated the format and basis of disclosure and began to demonstrate only values referring to commitments already contracted with termination clauses for non-compliance.
31.	Transactions that do not involve cash

The following transactions did not involve cash or cash equivalents during the nine-month period ended September 30, 2023:

(i)	Capitalized loan interest: for the nine-month ended September 30, 2023 amounted to R$42,350 in the Parent Company and R$47,552 in the Consolidated (R$66,070 in the Parent Company and R$71,580 in the Consolidated in the same period of the previous year) and for the three-month ended September 30, 2023 amounted to R$10,440 in the Parent Company and R$11,831 in the Consolidated (R$18,415 in the Parent Company and R$19,896 in the Consolidated in the same period of the previous year).

(ii)	Addition of lease by right-of-use assets and respective lease liability: for the nine-month period ended on September 30, 2023 amounted to R$1,066,840 in the parent company and R$1,093,623 in the consolidated (R$643,362 in the parent company and R$948,982 in the consolidated in the same period of the previous year) for the three-month period ended on September 30, 2023 amounted to R$563,203 in the parent company and R$578,452 in the consolidated (R$285,628 in the parent company and R$419,778 in the same period of the previous year).

(iii)	Leniency Agreement: in the 2nd quarter of 2023, the amount of Leniency Agreement, updated according the agreement, was settled, as follows: (i) 70% with tax losses in the amount of R$435,128 (note 10.1); (ii) 30% with PIS and COFINS and IRPJ tax credits in the amount of R$186,483 (notes 9.2 and 9.4).

32.	Events After the Reporting Period
32.1.	Tender offers and make-whole redemption of Senior Notes
92

Interim Financial Information, Individual and Consolidated | September 30, 2023

On October 4, 2023 the process of tender offers and make-whole redemption of Senior Notes due in 2024 was closed, (make-whole redemption in full). On this date 100% of their principal amount of US$295,363 plus accrued and unpaid interest in the aggregate amount of US$5,183 were liquidated. Also on this date, the derivatives contracted to protect the aforementioned Senior Notes were settled in advance (note 23.2.1.i).

32.2.	Engagement of financial institutions for the structuring of FIDC

On November 01, 2023, the Company formalized the mandates with UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A. and Banco Rabobank International Brasil S.A., to advise in the structuring and initial placement of the quotas of the 1st class of the BRF Clients II Receivables Investment Fund with Limited Liability (Primeira Classe do Fundo de Investimento em Direitos Creditórios Clientes BRF II de Responsabilidade Limitada), at an initial amount of, at least, R$800.000, which will have as its investment policy the acquisition of credit rights deriving from commercial transactions carried out between the Company and its customers. The New Fund is being structured to replace and provide continuity to the transactions carried out by the BRF Clients Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios Clientes BRF), created in December, 2018, which will have its final amortization due in December, 2023.

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33.	Approval of the Interim Financial Information

The interim financial information were approved and the issuance authorized by the Board of Directors on November 13, 2023.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Sérgio Agapito Lires Rial
Independent Member	Aldo Luiz Mendes
Independent Member	Altamir Batista Mateus da Silva
Independent Member	Deborah Stern Vieitas
Non-Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Márcia Aparecida Pascoal Marçal dos Santos
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Attílio Guaspari
Member	Marco Antônio Peixoto Simões Velozo
Member	Bernardo Szpigel

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Deborah Stern Vieitas
Member	Eduardo Augusto Rocha Pocetti
External Member	Manoel Cordeiro Silva Filho

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Financial and Investor Relations Vice-President	Fábio Luis Mendes Mariano
People, Sustainability and Digital Vice-Presiden	Alessandro Rosa Bonorino
Vice President of Industrial Operations and Logistics	Artemio Listoni
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4
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Interim Financial Information, Individual and Consolidated | September 30, 2023

Breakdown of the Capital by Owner (Not reviewed)

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	09.30.23		12.31.22
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	757,225,906	45.01	360,133,580	33.27
Salic	180,000,000	10.70	-	-
Kapitalo Investimentos Ltda.	107,982,757	6.42	55,730,079	5.15
Caixa de Previd. dos Func. do Banco do Brasil	103,328,121	6.14	67,560,738	6.24
Management
Board of Directors	518,900	0.03	518,900	0.05
Executives	717,432	0.04	655,163	0.06
Treasury shares	3,817,179	0.23	4,356,397	0.40
Other	528,882,951	31.43	593,518,389	54.83
	1,682,473,246	100.00	1,082,473,246	100.00

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Interim Financial Information, Individual and Consolidated | September 30, 2023

INDEPENDENT AUDITORS’ REPORT ON REVIEW INTERIM FINANCIAL INFORMATION

To the Board of directors and shareholders of

BRF S.A.

Itajaí – SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended September 30, 2023, comprising the balance sheet as of September 30, 2023 and the respective statements of income and of comprehensive income for the three and nine-month periods then ended and the changes in shareholders’ equity and of cash flows for the period of nine months then ended, including the footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2023, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Audit and review of the corresponding amounts of the fiscal year and comparative period

The audit of the individual and consolidated financial statements of the Company as of December 31, 2022 was conducted under the responsibility of another independent auditor, which issued an audit report without qualifications on February 28, 2023. The review of the individual and consolidated interim financial information for the period of nine months ended September 30, 2022 was conducted under the responsibility of another independent auditor, which issued a review report on that quarterly information, without qualifications, on November 9, 2022, including an emphasis of matter paragraph related to investigations concluded by US government entities and investigations conducted, at that time, by Brazilian government entities involving the Company.

São Paulo, November 13, 2023

Grant Thornton Auditores Independentes Ltda.
CRC 2SP-025.583/O-1

Octavio Zampirollo Neto

Accountant CRC 1SP-289.095/O-3

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Opinion of the Audit and Integrity Committee

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (Parent Company and Consolidated) for the nine-month period ended on September 30, 2023, the Management Report and the review report issued without modification by Grant Thornton Auditores Independentes Ltda.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, November 13, 2023.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Deborah Stern Vieitas

Member

Manoel Cordeiro Silva Filho

External Member

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Interim Financial Information, Individual and Consolidated | September 30, 2023

Statement of Executive Board on the Interim Financial Information and Independent Auditor’s Report

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's interim financial information for the nine-month period ended on September 30, 2023, and
(ii)	reviewed, discussed and agreed with the conclusions expressed in the audit report issued by Grant Thornton Auditores Independentes Ltda. for the Company's interim financial information for the nine-month period ended on September 30, 2023.

São Paulo, November 13, 2023.

Miguel de Souza Gularte

Global Chief Executive Officer

Fábio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Artemio Listoni

Vice President of Industrial Operations and Logistics

Fabio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

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